SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:
•	Information Document regarding the acquisition by Enel Energy Europe S.r.l., a wholly owned subsidiary of Enel S.p.A., of 709,923,858 shares of Endesa S.A., representing 67.05% of the share capital thereof;

•	Notice relating to trading of Enel shares by Senior Management dated November 16, 2007.

ENEL S.p.A.
Registered office: Viale Regina Margherita, 137, 00198 Rome
Fully paid up share capital: Euro 6,176,196,279 (as of 31 December 2006)
Registration number in the Registro delle Imprese of Rome and Codice Fiscale 00811720580
INFORMATION DOCUMENT
Acquisition by ENEL ENERGY EUROPE S.r.l.,
a wholly owned subsidiary of ENEL S.p.A., of 709,923,858 shares of
ENDESA S.A., representing 67.05% of the share capital thereof
(prepared pursuant to Art. 71 of the Regulation implemented following CONSOB Resolution no. 11971 of 14 May 1999, as amended and supplemented, and in accordance with Schedule 3B of said Regulation)
This Information Document was made available to the public at the registered office of Enel S.p.A.
and the registered office of Borsa Italiana S.p.A. on 25 October 2007

Index

Section			Page

INTRODUCTION			6
1.	Risk factors		8
	1.1	Risks connected with the process of incorporating the structure and functions of Endesa and the Endesa Group into the Enel Group	8
	1.2	Risks connected with the existence of agreements and restrictions in the framework of the Acquisition which limit the effectiveness of Newco and Endesa	8
	1.3	Risks connected with Enel’s and Acciona’s joint management of Endesa and the restrictions on Enel’s right to sell its shareholding in Endesa	10
	1.4	Risks connected with Enel not being able to profit from the business growth and development expected following the Acquisition	11
	1.5	Risks connected with Enel not having had access to confidential information concerning Endesa, with the exception of the limited information that has been disclosed to Enel as of 15 June 2007	11
	1.6	Risks connected with the sale of certain assets to E.On under the E.On Agreement or the spinning off of the renewable energy business of Endesa, which could reduce the profits made by Enel through the Acquisition	12
	1.7	Risks connected with the fact that the legislation on financial instruments in force in Peru, Brazil or in other jurisdictions could require the launch of public offers to purchase the outstanding shares of the companies controlled by Endesa in jurisdictions outside the European market, resulting in an increase in Enel’s financial costs	12
	1.8	Risks connected with Enel’s granting of a put option to Acciona, the exercise of which could cause additional indebtedness for Enel	13
2.	Information concerning the Acquisition		13
	2.1	Description of the Acquisition	13
	2.1.1	Description of the companies subject to the Acquisition	13
	2.1.2	Terms and conditions of the Acquisition and relating forms and times of payment/collection	15
	2.1.3	Financing sources of the Acquisition	22
	2.2	Purpose and plans underlying to the Acquisition	24
	2.2.1	Purpose of the Acquisition, with particular regard to the management plans of the issuer	24
	2.2.2	Information on the plans developed by the issuer in relation to the acquired company, with particular regard to the industrial prospects and any restructuring and/or reorganisations	24
	2.3	Links with the companies subject to the Acquisition and the persons from which the shares have been purchased	26
	2.3.1	Description of significant links existing at the time of the implementation of the Acquisition between the issuer, directly or indirectly through subsidiaries, and the company subject to the Acquisition	26
	2.3.2	Evidence of all links, as well as significant agreements between the issuer, its subsidiaries, managers and members of the executive body and the persons from which the shares were purchased	27
	2.4	Publicly available documents	27
	2.4.1	Description of the locations where the publicly available documents may be consulted	27
3.	Material effects of the acquisition		30

Section			Page

	3.1	Material effects of the Acquisition on the key factors which affect and characterise the activities of the issuer, as well as on the kind of business carried out by the issuer itself	30
	3.2	Evidence of any effects of the Acquisition on the strategic plans relating to commercial and financial relations and the centralised management of services among the companies belonging to the Enel Group	30
4.	Information on the financial position, results of operations and cash flows of Endesa S.A.		30
	4.1.1	Comparisons of the consolidated income statements and consolidated balance sheets as of and for the years ended December 31, 2006 and 2005 and related notes	31
	4.1.2	Audit of the financial information	36
	4.1.3	Comparisons of the Endesa Group consolidated income statements for the six months ended June 30, 2007 and 2006 and consolidated balance sheets as of June 30, 2007 and as of December 31, 2006 and 2005 and related explanatory notes	36
5.	Pro forma financial information		41
	5.1	Pro forma consolidated balance sheet and income statement and related notes	41
	5.1.1	Enel Group pro forma consolidated balance sheet and income statement as of and for the six months ended June 30, 2007	41
	5.1.2	Notes to the pro forma consolidated balance sheet and pro forma consolidated income statement as of and for the six months ended June 30, 2007	45
	5.2	Pro forma ratios of the company	50
	5.2.1	Historical and pro forma consolidated ratios as of and for the six months ended June 30, 2007	50
	5.3	Auditors’ report on the pro forma financial information	51
6.	Future prospectives of the issuer and the group to which the issuer belongs		51
	6.1	General indications on the trend of the business of the issuer after the end of the financial year to which the most recently published report refers	51
	6.2	Information relating to the results to be reasonably expected in the current financial year	52
7.	Schedules		53
	Schedule A — Examination report on the pro forma consolidated balance sheet and pro forma consolidated income statement of Enel S.p.A. as of and for the six months ended June 30, 2007		53
	Schedule B — Declaration of the Manager responsible of the preparation of the corporate accounting documents pursuant to Art. 154-bis, paragraph 2, of the Financial Services Act		54

SUMMARY OF THE PRO FORMA CONSOLIDATED FINANCIAL DATA AND PER-SHARE DATA RELATING TO THE PERIOD ENDED 30 JUNE 2007
A.	Pro forma consolidated financial data concerning the Issuer and the acquired Company (67.05% of Endesa S.A., of which 24.97% is already indirectly owned by ENEL S.p.A. as of 30 June 2007)
A.1	Pro Forma consolidated financial data as at 30 June 2007
(€ million)

1st semester 2007

Revenues	24,253
Costs	19,568
Net Profits/(Costs) from commodity risk management	(25)
Operating income	4,660
Income from continuing operations	2,268
Income from saleable assets	190
Net income for the period	2,458
A.2	Pro forma consolidated assets and liabilities data as of 30 June 2007
(€ million)

30-Jun-07

ASSETS
Non-current assets	89,868
Current assets	19,388
Non-current assets owned for sale	6,572
Current assets owned for sale	1,023

LIABILITIES AND SHAREHOLDERS’ EQUITY
Net Group equity	18,858
Net third parties’ equity	4,036
Non-current liabilities	62,320
Current liabilities	27,235
Non-current liabilities owned for sale	3,341
Current liabilities owned for sale	1,061

B.	Per-share data as of 30 June 2007

(Values in € million unless otherwise specified)	ENEL Group
	Historic	Pro-Forma

Net earnings of the period	2.048	2.458
Third parties’ share	66	314
Group’s share	1.982	2.144

Average ordinary shares in the period (number)	6.246.504.678	6.246.504.678

Net Earning per share [and diluted] (Euros)	0.33	0.39
Earning per share and net of the continuing operations (Euros)	0.33	0.36
Earning per share and net of the assets owned for sale (Euros)	—	0.03

Per- share cash flow (*)	0.54	0.66

(*)	The per-share cash flow is equal to the sum of the net earning of the period and amortizations and value losses net of the income of the assets owned for the sale and the share of earnings deriving from interests valued with the net assets method, confronted with the average of the ordinary shares in the period.

INTRODUCTION
This information document (the Information Document) has been prepared pursuant to Article 71 of the Regulation implemented in accordance with CONSOB Resolution no. 11971 of 14 May 1999, as amended and supplemented (the Issuers’ Regulation), and in accordance with Schedule 3B of the same Issuers’ Regulation. The Information Document is intended to provide the market with information concerning the acquisition (the Acquisition) by ENEL ENERGY EUROPE S.r.l. (EEE), a wholly owned subsidiary of ENEL S.p.A. (Enel), and ACCIONA S.A. (Acciona), of 483,060,017 ordinary shares and 4,541,626 American depositary shares (American Depositary Shares or, simply, ADSs, each representing an ordinary share; jointly with the ordinary shares, the Shares), representing approximately 45.62% and 0.43% respectively of the share capital of Endesa S.A. (Endesa). Endesa is a Spanish corporation operating in the energy sector and the holding company of a group of companies (the Endesa Group) with a business volume comparable to the business volume of the group for which Enel is the holding company (the Enel Group).
EEE and Acciona have purchased the above shares of Endesa following the favourable outcome of a joint mandatory public offer to purchase (the Offer), made simultaneously in Spain and in the United States of America as per the terms and conditions described in this Information Document, on all ordinary shares and ADSs of Endesa (with the exception of the ordinary shares already owned by Acciona, FINANZAS DOS S.A. (Finanzas) — a wholly owned subsidiary of Acciona — and EEE, such shares in total amounting to 487,116,120 ordinary shares (representing approximately 46.01% of the share capital of Endesa). The price of the Offer was set at Euro 40.16 (in cash) for each ordinary share and ADS.
The prices of each ordinary share and each ADS of Endesa on 10 April 2007 (i.e. the day before the launch of the Offer in the Spanish market) were Euro 39.25 and US$ 53.97, respectively.
Following the Acquisition, Acciona is reported to directly and indirectly own approximately 25.01% of the share capital of Endesa (amounting to 264,793,905 Shares), while Enel in turn indirectly owns, through its subsidiary EEE, approximately 67.05% of the share capital of Endesa (amounting to 709,923,858 Shares), as represented in the following table.

		Percentage of the share capital of
Endesa shareholder	Number of Endesa Shares held	Endesa

Acciona	53,043,481	5.01%
Finanzas	211,750,424	20.00%
EEE	709,923,858	67.05%
Accordingly to publicly available information, on 31 December 2006 the Enel Group had a net installed capacity equal to 50,776 megawatt (MW); at the same time, the Endesa Group had an aggregated net installed capacity equal to 47,113 MW.
With reference to the Enel Group, it is important to note that in accordance with the provisions of the Enel-Acciona Agreement and the E.On Agreement (described below in this Introduction) on the sale of assets of the Endesa Group and the Enel Group (described in more detail in the following Section 2, Paragraph 2.1.2(b)), as of 31 December 2006 the aggregated installed capacity was equal to 97,889 MW, including the assets concerned by said sales (83,306 MW net of such assets).
The following information refers to events which preceded the Offer and that appear to be significant in the framework of the Offer.

On 27 February 2007 Enel, through its subsidiary EEE, purchased 105,800,000 ordinary shares of Endesa — equal to approximately 9.99% of its share capital — at a price of Euro 39 per share, amounting to a total price of Euro 4,126.2 million. This acquisition was made through an off-market transaction with institutional investors and had not been agreed with other shareholders of Endesa.
On 1 March 2007, EEE entered into a share swap transaction with UBS Limited, for which up to 74,112,648 Shares of Endesa were the underlying shares (equal to approximately 7% of its share capital). The transaction provided for a cash settlement method and an option in favour of EEE to request physical settlement of Endesa Shares, conditional, amongst other things, on the applicable administrative authorisations to their acquisition being obtained. Pursuant to such share swap transaction, EEE entered into a hedging agreement for the same amount of 74,112,648 Endesa Shares, at an average price of Euro 39 per share.
By means of three contracts signed on 1 March, 2007, 2 March, 2007, and 12 March, 2007, EEE entered into additional share swap transactions with Mediobanca-Banca di Credito Finanziario S.p.A., for which up to 84,488,949 Shares of Endesa were the underlying shares (equal to approximately 7.98% of its share capital). The settlement terms were the same as for the transaction entered into with UBS Limited on 1 March 2007.
On 1 March, 2007 Enel — on behalf of its subsidiary EEE — in addition to requesting authorisation from the General Secretariat of Energy of the Spanish Ministry of Industry, Tourism and Commerce and the Spanish Cabinet of Ministers 7 to exercise the voting rights pertaining to the whole Endesa shareholding indirectly held (obtained on 27 April 2000), simultaneously initiated a Spanish National Energy Commission (CNE) procedure requesting (i) to receive authorisation (obtained on 26 April 2007) to acquire a shareholding in Endesa of more than 10% of its share capital and up to the limit set by the law (at the time equal to 24.99% of the share capital itself) over which the legislation in force imposes the making of a public offer of purchase, as well as (ii) the removal of the restrictions on the exercise of voting rights of Endesa, equal to 3% of the share capital of such company. The latter restriction, which applies to all those who hold shareholdings in any of the enterprises designated by the CNE as main market players (“Operadores Principales”) in the electricity or the gas sectors, ceased to be applicable to Enel following 25 April 2007, after Enel Viesgo Generacion S.L. (a subsidiary) was removed from the list of main market players that the CNE published that same day.
On 1 June, 2007, following Enel’s obtainment of said applicable regulatory and administrative authorisations, EEE requested the close-out of the above equity swap contracts through the physical delivery of the Endesa ordinary shares, which occurred on 6 June 2007. As a result of such transaction, EEE acquired 158,601,597 ordinary shares of Endesa at a price of Euro 39 per share, increasing its interest in the share capital of Endesa to a total of 264,401,597 ordinary shares (representing approximately 24.97% of its share capital).
On 26 March, 2007, Enel, EEE, Acciona and Finanzas entered into a co-operation agreement, as amended on 2 April 2007 (the Enel-Acciona Agreement), in order to develop a joint management project for Endesa through the launch of a joint Offer for the entire share capital of Endesa. Please refer to Section 2, Paragraph 2.1.2(b) for a more detailed description of the terms of the Enel-Acciona Agreement.
On 2 April 2007, Enel and Acciona on one part and E.On A.G. (E.On) on the other part entered into an agreement (the E.On Agreement) to settle the conflict that had arisen between them with regard to the acquisition of the control of Endesa and the litigious situation that had resulted due to this between them. The parties agreed, inter alia, to withdraw the legal actions that they had each commenced. Reference is made to Section 2, Paragraph 2.1.2(b) for a more detailed description of this agreement.
On 11 April, 2007, following the publication of the failure of the public offer of E.On Zwölfte Verwaltungs GmbH (E.On 12) to purchase Endesa, Enel — through its subsidiary EEE — and Acciona launched the Offer in the Spanish market by filing the documents relating to the Offer with the Spanish Comisión Nacional del Mercado de Valores (CNMV), under the terms and conditions described in Section 2, Paragraph 2.1.2(a).

1.	Risk factors
The Acquisition implies certain risks and uncertainties which could affect, possibly significantly, the businesses, financial situation, operational results and cash flow of the Enel Group. The most important of these are mentioned below.
1.1	Risks connected with the process of incorporating the structure and functions of Endesa and the Endesa Group into the Enel Group
By virtue of the Enel-Acciona Agreement and the outcome of the Offer, Acciona currently owns, directly and indirectly, a shareholding equal to approximately 25.01% of the share capital of Endesa, while Enel owns indirectly, through its subsidiary EEE, a shareholding equal to approximately 67.05% of the share capital of Endesa. The total amount paid by the Enel Group for the acquisition of this Endesa shareholding is equal to approximately Euro 28,204 million. The Acquisition may entail certain risks (aggravated by the significant size of Endesa) such as, inter alia, those connected with the (i) process of incorporating the structure and functions of the acquired company and its group with the Enel Group, (ii) the management of a significantly sized organisation which is also active in other jurisdictions, and (iii) failure to achieve the expected management results and/or growth targets.
It is specifically worth noting that, according to the provisions of the Enel-Acciona Agreement, resolutions of particular significance relating to the management of Endesa require the agreement of both Enel and Acciona. Consequently neither Enel nor Acciona have exclusive control of Endesa. Endesa is instead subject to Enel’s and Acciona’s joint control.
The Acquisition and the above mentioned process of structural and functional coordination could therefore negatively affect the businesses, the financial situation, the operational results and the cash flows of the Enel Group.
1.2	Risks connected with the existence of agreements and restrictions in the framework of the Acquisition which limit the effectiveness of Newco and Endesa
According to the provisions of the Enel-Acciona Agreement, Enel and Acciona will set up a Spanish law limited liability company (Newco), transferring to it an aggregate shareholding of approximately 50.02% of the share capital of Endesa. The transfers will be made in two tranches. With reference to the risks connected with the methods and times of incorporation of Newco, as well as the joint management of Endesa by Enel and Acciona, reference should be made to Section 1, Paragraph 1.3.
The Enel-Acciona Agreement provides that the board of directors of Newco, which usually resolves following a favourable vote by the majority of its members, will be composed of an even number of members and both Enel and Acciona will have the right to appoint the same number of board members. The non-executive chairperson of the board of directors of Newco will be appointed by Acciona and will be granted with the casting vote in case of parity of votes. The secretary of the board of directors will be appointed by Enel, with the approval of Acciona. In relation to the Endesa shares directly or indirectly held thereby outside Newco, Enel and Acciona have an obligation to vote in the shareholders’ meeting of Endesa the same way as Newco; this latter undertaking coming into effect from the moment Enel and Acciona come to own, directly and indirectly, more than 50% of the share capital of Endesa and appoint the majority of the members of its board of directors.
The Enel-Acciona Agreement also lists certain resolutions for the approval of which a qualified majority is required, as the case may be, of the shareholders’ meeting or the board of directors of Newco.
The Enel-Acciona Agreement also provides that the board of directors of Endesa will be made of an even number of members and Enel and Acciona will have the right to appoint the same number of directors. The chairperson of the board of directors will be appointed by Acciona and will have the casting vote in cases of parity of votes. The chairperson will be appointed with executive powers to be jointly exercised with the managing director. Enel will appoint the managing director, who will be granted with executive powers to be jointly exercised with the chairperson, and the secretary of the board of directors, subject to the approval of Acciona. The general secretary, who may assist and intervene in the discussion — but not vote — during the meetings of the board of directors, will be appointed upon the proposal of the chairperson of the board of directors and their functions will be jointly identified by the same chairperson and the managing director. Provides for the resolutions of the board of directors of Endesa will require the affirmative vote of the majority of its components, as in the case of parity of votes the chairperson shall express the casting vote.
The Enel-Acciona Agreement includes a list of resolutions for the shareholders’ meeting of Endesa to be approved with the affirmative vote of both Enel and Acciona, as well as a list of resolutions for the board of directors of Endesa to be taken with the favourable vote of both the members of the board appointed by Enel and the members of the board appointed by Acciona. These members of the board of directors shall vote in accordance with the instructions of Newco.
Furthermore, under the Enel-Acciona Agreement three operational committees shall be established within the board of directors of Endesa. Enel and Acciona will each appoint the same number of members to these committees. The chairperson of the board of directors and the managing director of Endesa will identify the functions of such committees.
An integration of all the assets of the Acciona group of companies (the Acciona Group) and the Endesa Group in the sector of the generation of electricity from renewable sources, designated according to the definition of special regime generation plants provided for the Spanish legislation, is contemplated by the Enel-Acciona Agreement. These assets will be integrated in a company named Acciona Energia (Acciona Energia), which will be owned by no less than 51% of its share capital by Acciona and by Endesa for the remaining 49%. The sale of the assets of Endesa to Acciona Energia will be made at market value, determined on the basis of valuations provided by major investment banks. Pursuant to the Enel-Acciona Agreement, the management of Acciona Energia will be assigned to Acciona, which shall have the right to appoint the majority of the members of the board of directors and the executive committee of this company, as well as its managing director. Nevertheless, Endesa will be entitled to be represented on the board of directors of Acciona Energia in proportion to the interest held in such company and to appoint the person responsible for the company’s management control. Furthermore, Acciona will take into consideration and shall respect the rights of Endesa as a minority shareholder of Acciona Energia.
Pursuant to the Enel-Acciona Agreement, Enel granted Acciona with a put option (the Put Option) whereby Acciona is entitled to simultaneously sell to Enel (or the company designated by Enel) all (but not less than all) the shares of Endesa and Newco that it directly and indirectly holds. The Put Option is exercisable at any time between the third and tenth year following the signature of the Enel-Acciona Agreement. Reference should be made for more detailed information in this respect to Section l, Paragraph 1.8.
Finally, the rights of Enel and Acciona to divest the shareholdings respectively held, directly and/or indirectly, in Newco and Endesa, is significantly restricted by the Enel-Acciona Agreement, which provides that in certain specific cases, the division of the assets of Endesa (in accordance with criteria set forth in the Enel-Acciona Agreement) may be requested by either Acciona or Enel.
It should also be mentioned that under the E.On Agreement, Enel and Acciona have undertaken, in exchange for certain undertakings by E.On, the duty to submit to the competent corporate bodies of Endesa — and support therein — the sale to E.On of certain assets of Endesa, at a market price and subject to certain conditions.
Both the Enel-Acciona Agreement and the E.On Agreement have a ten year term. Moreover, the Enel-Acciona Agreement will be automatically extended for an additional period of five years, unless either party communicates its intention to terminate the agreement to the other with an advance notice of no less than one year.

For more information on the Enel-Acciona Agreement and the E.On Agreement reference should be made to Section 2, Paragraph 2.1.2(b).
Furthermore, the fact that CNE’s clearance of the acquisition of a further stake of the share capital of Endesa by EEE and Acciona in the framework of the Offer, obtained on 4 July 2007 (as amended by the Spanish Ministry of Industry with the decision notified to Enel on 22 October 2007) is subject to certain conditions is to be taken into consideration. These conditions include, inter alia, the obligation to ensure that Endesa is duly capitalised and remains an autonomous enterprise, as well as the obligation to maintain the current investment plan of Endesa. Reference should be made in this respect to Section 2, Paragraph 2.1.2.
In conclusion, the competent European authorities have resolved in favour of the Acquisition. Indeed, following Enel’s and Acciona’s filing of the transaction with the European Commission on 31 May 2007, the Commission cleared the Offer on 5 July 2007.
The agreements and restrictions described above set boundaries for the operations of Newco and Endesa and could cause problems in the management of Endesa. As a consequence, the benefits attained from the Acquisition’s could be lower than expected.
1.3	Risks connected with Enel’s and Acciona’s joint management of Endesa and the restrictions on Enel’s right to sell its shareholding in Endesa
The Enel-Acciona Agreement, inter alia, defines certain governance principles for Enel’s and Acciona’s joint management of Endesa.
Namely, under the Enel-Acciona Agreement, Enel and Acciona shall — as soon as possible after the settlement of the Offer — incorporate Newco and transfer in tranches to Newco an aggregate shareholding equal to approximately 50.02% of the share capital Endesa.
In this regard, the Enel-Acciona Agreement specifies that Acciona shall transfer, directly and indirectly, a total amount of 53,043,481 Shares of Endesa (equal to approximately 5.010% of the share capital of Endesa) and EEE in turn 53,043,474 Shares of Endesa (equal to approximately 5.009% of the share capital of Endesa), at the time the incorporation of Newco. Following, within the first semester of 2010, both Acciona and Enel shall simultaneously assign, directly and/or indirectly, to the share capital of Newco an additional 211,750,424 Shares of Endesa (equal to approximately 20% of the share capital of Endesa) each. At the end of this process Acciona will have transferred to Newco, directly and indirectly, an total of 264,793,905 Shares of Endesa (representing approximately 25.0100% of the share capital of Endesa), while Enel in turn will have transferred directly and/or indirectly to the same Newco an aggregate 264,793,898 Shares of Endesa (representing approximately 25.0099% of the share capital of Endesa). The share capital of Newco will be owned by Enel and Acciona in proportion to the assignments above. Therefore Newco will be the holder of a Endesa shareholding of no less than 50% and no more than approximately 50.02% of the share capital, while Enel will continue to own, directly and/or indirectly, a quantity of Shares of Endesa equal to the difference between those owned by EEE upon conclusion of the Offer and those that will be transferred by the Enel Group to Newco. Enel and Acciona have also agreed to the right to transfer their respective direct and/or indirect shareholdings in Newco and Endesa exclusively to wholly owned subsidiaries.
Furthermore, the Enel-Acciona Agreement provides that if the above mentioned transfers to the share capital of Newco are not made by either Enel or Acciona, or are made with delay:
1)	the breaching party shall have to pay a Euro 1 billion penalty to the other party, without prejudice to the latter’s right to be refunded for damages suffered as a consequence of such breach; and
2)	should the breaching party be Enel, Acciona may exercise the Put Option according to which Acciona will have the right to sell, and Enel will have the obligation to purchase, all (but not less than all) the shares held by Acciona, directly and indirectly, in Endesa and Newco. As regards this Put Option in favour of Acciona, reference should be more extensively made to Section 1, Paragraph 1.8.
Notwithstanding the common undertaking to create a balanced governance structure, Enel and Acciona may not succeed in reaching an agreement on the management of Endesa, due, inter alia, to the different strategies pursued thereby or conflicting business interests. There is no guarantee that it will be possible to solve the problems that may occur in the joint management of Endesa and that the joint management of Endesa will generate the benefits expected from the Acquisition. In the case that Enel and Acciona come to a deadlock in the management of Endesa after three years from the execution of the Enel-Acciona Agreement — ad nutum in the period between the fifth and tenth year of the signature of the Enel-Acciona Agreement — either Acciona or Enel may request the division of the assets of Endesa. The division’s criteria are set forth in the Enel-Acciona Agreement. Furthermore, as described above, the rights of Enel and Acciona to transfer the shareholdings respectively directly and/or indirectly held in Newco and Endesa are significantly restricted by the Enel-Acciona Agreement. Even if Enel is unable to transfer the Shares of Endesa that it currently owns through its subsidiary EEE, there is no guarantee that the selling price would be equal to or higher than the purchasing price.
The impossibility of an effective and successful management of Endesa or finding a solution to situations of deadlock, the restrictions on Enel’s rights of divesting the shareholdings directly and/or indirectly held in Endesa and Newco, as well as the possible division under the above-mentioned terms of the assets of Endesa between Enel and Acciona, could significantly affect the businesses, financial situation, operational results and cash flows of the Enel Group.
For more information on the Enel-Acciona Agreement please refer to Section 2, Paragraph 2.1.2(b).
1.4	Risks connected with Enel not being able to profit from the business growth and development expected following the Acquisition
Endesa is a company with shares listed in Spain on the stock markets of Madrid, Barcelona, Bilbao and Valencia, in Chile on the Santiago Off-Shore Stock Exchange and in the United States of America on the New York Stock Exchange, and is therefore subject, inter alia, to the duty of periodically informing the market of its business results. The Enel Group expects new growth opportunities and an increase in its business volume as a result of the Acquisition. However, should the Enel Group incur unforeseen costs and expenses in connection with the Acquisition, caused by the existing management of Endesa, the growth in terms of income and clients could be slower than expected. This could negatively affect the financial situation and the operational results of the Enel Group.
1.5	Risks connected with Enel not having had access to confidential information concerning Endesa, with the exception of the limited information that has been disclosed to Enel as of 15 June 2007
On 15 June 2007, Enel and Acciona signed a confidentiality agreement with Endesa. Endesa has thereby undertaken the duty to render certain confidential technical information available to Enel and Acciona, in order to facilitate the implementation of the Offer. Pursuant to such agreement, Enel and Acciona have agreed not to disclose such information for a period of two years. Therefore, as of the date of effectiveness of the agreement (15 June 2007), Enel and Acciona have had restricted access to said confidential information concerning Endesa.
Most of the information concerning Endesa included in this Information Document is based on documents made publicly available by Endesa, in particular the documents filed with the United States Securities and Exchange Commission (SEC) and/or the CNMV.
However, Enel was not able to independently verify the accuracy and correctness of the economic, capital, financial data, as well as any other information included in the publicly available documents concerning

Endesa, neither before the completion of the Offer nor in the period between the completion of the Acquisition and the publication of this Information Document (due to the short period of time elapsed).
Given the limited possibility to verify the above information concerning Endesa, Enel may not be aware of the potential, contingent or past liabilities or operational problems of the Endesa Group. With reference to any of these, Enel may incur costs and expenses unforeseen at the time of the Acquisition. This could potentially result in a negative impact on the expected outcome of the Acquisition itself. For example, under some of the contracts to which Endesa is a party, provisions may be included relating to the change of control of Endesa allowing the contractual counterparties to terminate early said contracts. In this respect, Endesa has publicly declared that approximately Euro 822 million obtained through a European Investments Bank (BEI) loan will be terminated — in the absence of any waivers or consents — as a consequence of the divestment of certain assets of Endesa, which Enel and Acciona have undertaken the duty to sell to E.On under the E.On Agreement. At the time of publication of this Information Document, Enel had not been able to investigate this matter.
For more information on the E.On Agreement, reference should be made to Section 2, Paragraph 2.1.2(b).
1.6	Risks connected with the sale of certain assets to E.On under the E.On Agreement or the spinning off of the renewable energy business of Endesa, which could reduce the profits made by Enel through the Acquisition
Pursuant to the E.On Agreement, Enel and Acciona have undertaken the duty to submit to the competent corporate bodies of Endesa — and support therein — the sale to E.On (i) of the whole share capital of Endesa Europa S.L.U. (Endesa Europa), with the possibility of previously carving out in favour of Endesa all of the assets owned by Endesa Europa outside France, Italy, Poland and Turkey, as well as (ii) of additional assets of Endesa located in Spain. On the basis of the E.On Agreement, Enel has furthermore undertaken the duty to sell to E.On all the interests directly and indirectly held of Enel Viesgo Generacion S.L., Enel Viesgo Servicios S.L., and Electra de Viesgo Distribucion S.L., as well as of the subsidiaries thereof, with the exception of the 50% interest held by Enel Viesgo Generacion S.L. in Enel Union Fenosa Renovables S.A. (EUFER).
Furthermore, under the Enel-Acciona Agreement, Enel and Acciona will merge all the assets of the Acciona Group and the Endesa Group relating to the renewable energy sector (identified in accordance with the definition of special regime generation plants under Spanish legislation) in the company Acciona Energia. The share capital of Acciona Energia shall be owned by Acciona, by no less than 51%, and Endesa, by no more than 49%.
If these divestments are made, the Enel Group will no longer be able to profit from the operational results of the sold assets.
For more information on the E.On Agreement and the Enel-Acciona Agreement, reference should be made to Section 2, Paragraph 2.1.2(b).
1.7	Risks connected with the fact that the legislation on financial instruments in force in Peru, Brazil or in other jurisdictions could require the launch of public offers to purchase the outstanding shares of the companies controlled by Endesa in jurisdictions outside the European market, resulting in an increase in Enel’s financial costs
Pursuant to the legislation on financial instruments applicable in Peru, Enel and Acciona are obliged to make a public offer to purchase the four companies controlled by Endesa which have at least a class of shares listed on the Lima Stock Exchange, or apply for an exemption from such obligation by the Peruvian securities regulator.

According to such legislation and in the absence of a specific exemption granted by the Peruvian regulator, these tender offers should be launched, at the earliest, four months after the completion of the Offer and five days from the completion of the independent valuation report on the minimum price to be offered in these tender offers. Enel and Acciona estimate that the amount to be spent on any such mandatory tender offers to be approximately Euro 650 million.
Enel and Acciona believe that pursuant to Section 254-A of Brazilian Law no. 6404/76 on public stock companies they are not required to launch tender offers for the companies Ampla Energia e Servicos S.A., Ampla Investimentos e Servicos S.A., and Companhia Energetica do Ceara (COELCE), subsidiaries of Endesa with securities listed on the São Paulo Stock Exchange, upon completion of the Acquisition. In particular, Enel and Acciona believe that they will not be required to launch such tender offers in Brazil because reportedly Endesa was not controlled by any shareholder or group of shareholders at the time of the Acquisition. However, Enel may incur additional costs if these tender offers are nevertheless required. At present, it is not possible to estimate the amount of such costs.
1.8	Risks connected with Enel’s granting of a put option to Acciona, the exercise of which could cause additional indebtedness for Enel
Under the Enel-Acciona Agreement, Enel has granted Acciona a Put Option whereby Acciona has the right to sell to Enel (or other company designed thereby) simultaneously all (but not less than all) the shares of Endesa and Newco owned by Acciona, directly and indirectly. The Put Option is exercisable at any time between the third and tenth year following the execution of the Enel-Acciona Agreement. If at the time of exercise of the Put Option Enel and Acciona hold, directly and indirectly, more than 50% of the share capital of Endesa and appoint a majority of the members of its board of directors, the exercise price of this Put Option will be the higher of: (a) the offer price offered in the Offers (i.e. Euro 40.16 per share, appropriately adjusted by the application of an interest rate, distributions of dividends and stock split type transactions as provided by the Enel-Acciona Agreement), and (b) the market value of the shares owned directly and indirectly by Acciona in Endesa and Newco, determined in accordance with the Enel-Acciona Agreement. If, instead, at the time the Put Option is exercised Enel and Acciona own, directly and indirectly, 50% or less of the share capital of Endesa or do not appoint a majority of the members of its board of directors, the price of exercise of the Put Option will be equal to the price offered in the most recent tender offer on Endesa launched by E.On 12, i.e. Euro 40 per share (appropriately adjusted by the application of an interest rate, distributions of dividends and stock split type transactions, if any, as provided by the Enel-Acciona Agreement).
If Acciona exercises the Put Option, Enel may need to increase its indebtedness to comply with the obligations connected with the exercise of the option. Said additional indebtedness could materially affect the financial situation of the Enel Group.
2.	Information concerning the Acquisition
2.1	Description of the Acquisition
2.1.1	Description of the companies subject to the Acquisition
Endesa is a sociedad anónima (similar to a società per azioni under the laws of Italy) incorporated and regulated under the laws of the Kingdom of Spain. The registered office of Endesa is located in Madrid (Spain), Ribera del Loira, 60. The telephone number of Endesa is +34 91 213 10 00.
Endesa was incorporated by notary deed on 18 November 1944 under the corporate name “Empresa Nacional de Electricidad S.A.”. This corporate name was changed to “Endesa S.A.” pursuant to a shareholders’ resolution dated 25 June 1997. Endesa is registered with the Registry of Companies (Registro Mercantil) of Madrid in Book (Tomo) 323, Folio 1, Sheet number (Hoja) M-6405.

Endesa is mainly engaged in the sector of electricity generation, distribution and sale. Its activities are concentrated in Spain and Portugal, Southern European countries (including Italy and France) and Latin America (namely Chile, Argentina, Columbia, Peru and, with a smaller presence, Brazil). Endesa is also involved in other activities related to its core business, such as those in the sector of renewable energy, and the distribution and supply of natural gas.
At the date of this Information Document, the share capital of Endesa amounts to Euro 1,270,502,540.40, fully paid up and subscribed, and is represented by 1,058,752,117 ordinary shares each with a nominal value of Euro 1.20.
Endesa’s Shares are listed (i) on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, in Spain, where they are traded through the Sistema de Interconexión Bursátil Español (SIBE), (ii) on the Santiago Off-Shore Stock Exchange, in Chile, and (iii) on the New York Stock Exchange, in the United States of America, where they are traded as ADSs, each representing an ordinary share.
The consolidated report of Endesa for financial year 2006, included in the Annual Report on Form 20-F prepared by Endesa for the financial year ended on 31 December 2006 and filed with SEC on 1 June 2007, reported profits net of taxes amounting to Euro 4.8 billion and total assets of Euro 54.1 billion. The semi-annual consolidated report of the Endesa Group as of 30 June 2007, reported profits net of taxes amounting on that date to Euro 2.3 billion.
According to publicly available information, as of 31 December 2006, the Endesa Group had a total installed capacity of 47,113 MW and, in 2006, generated 186,411 gig watt hours (GWh), marking a 0.6% increase on 2005, and sold 220,299 GWh (a 8.3% increase on 2005), supplying electricity to approximately 22.7 million customers in 15 countries. As of 31 December 2006, the Endesa Group had 26,758 employees, 52.7% of whom were based outside Spain and Portugal, and its total assets amounted to Euro 54.1 billion, 44.1% of which were located outside Spain and Portugal.
According to publicly available information, the net installed production capacity as of 31 December 2006 of the subsidiary Endesa Europa in Italy, France, Poland and Turkey, represented approximately 20.7% of the net installed production capacity of the whole Endesa Group and, in 2006, accounted for approximately 19.1% of the total electricity generated by the Endesa Group.
Dividend policy of Endesa
According to publicly available information, the current industrial plan of Endesa includes a commitment of the company toward a 12% annual increase of the dividend from ordinary activities and to the distribution as dividend of 100% of the profit made through the sale of non strategic activities. In this framework, Endesa therefore intends to distribute to its shareholders, in the 2005-2009 period, dividends in a total amount of Euro 9,900 million, of which Euro 4,277 million have been already paid according to the annual report of Endesa for the financial year ended 31 December 2006.
Strategic Assets of Endesa in the Spanish market
According to publicly available information, the strategic assets of Endesa in the Spanish market include: (i) the regassification plants that are in the process of being built in Reganosa (Mugardos, La Coruña), Sagunto (Valencia) and Gascan (Canary Islands); (ii) the Medgaz international gasduct (in which Endesa holds a 12% stake), which will link Algeria to the Iberian Peninsula through Almería; (iii) the structures used by Endesa for electricity transmission; (iv) the structures for the generation, transmission and distribution of electricity outside the Iberian Peninsula (Balearic Islands, Canary Islands, Ceuta and Melilla); (v) the nuclear electricity plants; and (vi) the coal-fueled electricity plants located in As Pontes, Compostilla and Teruel.

2.1.2	Terms and conditions of the Acquisition and relating forms and times of payment/collection
(a) Terms and conditions of the Offer and the Acquisition
In the framework of their plans to consolidate and strengthen their position in the electricity sector, Enel — through its subsidiary EEE — and Acciona jointly purchased, following the favourable outcome of the Offer, 483,060,017 ordinary shares and 4,541,626 ADSs of Endesa.
According to publicly available information, Acciona — Enel’s partner in this initiative — is a company under the laws of Spain. Acciona is the parent company of the Acciona Group, which is mainly active in Spain and whose core businesses are the development and management of infrastructures and real estate properties, transport services, metropolitan and environmental services, the development and management of renewable electricity generation plants.
In order to meet all the requirements set forth by the applicable legislation in the United States of America and Spain, the Offer was split into (i) a U.S. offer, open to all holders of Endesa ordinary shares who are resident in the United States of America and all holders of ADSs, wherever located, and (ii) a Spanish offer, open to all holders of Endesa ordinary shares, whether resident in Spain or outside Spain, if pursuant to local laws applicable to such holders, permitted to participate in the Spanish offer. The U.S. offer under (i) above was made in accordance with the Tender Offer Statement on Schedule TO, including the terms and conditions of the U.S. Offer to Purchase, deposited on 30 July 2007 with SEC, in accordance with the US federal laws on securities. The Spanish offer under (ii) above was made in accordance with a prospectus (the Folletto), with relevant documentation attached, filed with CNMV on 17 July 2007 and approved on 25 July 2007 by CNMV itself, in compliance with the Spanish legislation on securities.
The offering period started simultaneously in the United States of America and in Spain on 30 July 2007 and ended on 1 October 2007, in accordance with the terms provided in the respective offering prospects. The offering price was set at Euro 40.16 (in cash) per each ordinary share and ADS of Endesa.
The Offer was subject to certain conditions, which could be waived by the offerers. In particular, both the US and the Spanish offers were conditional upon (a) the tendering of more than 50% of the share capital of Endesa (also taking into account the 487,116,120 ordinary shares, representing approximately 46.01% of the share capital of Endesa, already possessed by the offerers), amounting to 529,376,059 ordinary shares, and (b) the approval by the shareholders’ meeting of Endesa and the subsequent recording in the Registry of Companies (Registro Mercantil) of Madrid of certain amendments to the articles of association of Endesa, including the abolition of the restrictions on shareholders’ voting rights and the amendment of certain requirements and qualifications concerning the composition of the board of directors. Moreover, the U.S. offer was conditional upon the successful completion of the Spanish offer.
The authorisation granted on 4 July 2007 by CNE, by permitting Enel’s and Acciona’s acquisition, in the framework of the Offer, of a further interest in the share capital of Endesa in addition to the shares already directly and indirectly owned by them at the time, provides for certain conditions such as, inter alia, the obligation to arrange for the due capitalisation of Endesa and for it to remain an independent company, as well as the obligation to comply with the current investment plan of Endesa. With this conditioned authorisation, furthermore, (i) the CNE provided for the justified annulment of Endesa’s shareholders’ and board of directors’ resolutions taken with the decisive vote of the representatives of Enel, where it deems that these resolutions could negatively affect the general interest or public security of Spain. Furthermore, (ii) CNE reserved the right to withdraw the authorisation and impose on Enel the sale, within six months, of the shares of Endesa acquired through the subsidiary EEE in the framework of the Offer, upon the occurrence of specific events, including certain situations capable of affecting the general interest or public security of Spain, the reiterated breach to certain conditions established by CNE and changes to the corporate structure of Endesa.

On 3 August 2007, Enel and Acciona filed an appeal against some of the conditions imposed upon them by CNE on the above-mentioned authorisation with the Spanish Ministry of Industry, in order to obtain their removal. On 22 October 2007, the Spanish Ministry of Industry notified to Enel the decision with which it partially upheld the appeal, by removing the conditions under which CNE had the power to annul resolutions and withdraw the authorisation mentioned under (i) and (ii) above, respectively. The Spanish Ministry of Industry has instead confirmed its decision, inter alia, Enel’s and Acciona’s obligation to ensure that Endesa is duly capitalised and that it remains an independent company, as well as the duty to fulfil the current investment plan of Endesa.
On 25 September 2007, the shareholders’ meeting of Endesa adopted the changes to the articles of association relating to the removal of the restrictions on shareholders’ voting rights (Art. 32), the elimination of the requirements relating to the composition of the board of directors and classes of directors (Articles 37 and 38) and the abolishment of the conditions applying to the appointment as member of the board of directors or managing director (Art. 42).
On 26 September 2007, these amendments to the articles of association of Endesa were recorded in the Registro Mercantil of Madrid where one of the above-mentioned conditions on the effectiveness of the Offer has therefore been met.
On 5 October 2007, following the closure of the offering period, CNMV communicated that the amount of offers received with reference to the Offer had been equal to 46.05% of the share capital of Endesa, of which 45.62% (equal to 483,060,017 ordinary shares) in connection with the Spanish offer and 0.43% (equal to 4,541,626 ADS) in connection with the U.S. offer. On that same day, the other condition on the effectiveness of the Offer was satisfied, as the Spanish Offer had been successful. With the favourable completion of the Spanish offer also all the conditions of the U.S. offer were simultaneously met, and the U.S. offer was also successfully completed.
Pursuant to the Enel-Acciona Agreement, following the completion of the Offer Acciona has acquired approximately 3.97% of the share capital of Endesa (42,079,382 Shares) while EEE has acquired approximately 42.08% of the share capital of Endesa (445,522,261 Shares).
Therefore, upon the completion of the Offer, Acciona owns directly and indirectly approximately 25.01% of the share capital of Endesa (264,793.905 Shares), while Enel owns directly and indirectly, through its subsidiary EEE, approximately 67.05% of the share capital of Endesa (709,923,858 Shares).
(b) Relevant agreements in the framework of the Acquisition
•	Agreement with the Acciona Group for the joint management of Endesa
On 26 March 2007, Enel and EEE entered into, with Acciona and Finanzas the Enel-Acciona Agreement, which was then amended on 2 April 2007, to regulate, inter alia, the management of Endesa if the Offer aimed at the acquisition of the joint control of such company was successful.
Such agreement provides that following the Acquisition, Acciona and Enel will as soon as possible incorporate Newco, based in Madrid, and to which they will respectively contribute in subsequent tranches approximately 25.0100% and 25.0099% of the share capital of Endesa directly and/or indirectly held thereby, so that the Acciona Group assigns to Newco seven (7) Endesa Shares more than the Enel Group.
According to the provisions of the Enel-Acciona Agreement this contribution will take place in two tranches. In more detail, upon the incorporation of Newco, Acciona will transfer, directly and indirectly, 53,043,481 Shares of Endesa (representing approximately 5.010% of the share capital of Endesa) and EEE will transfer 53,043,474 Endesa Shares (representing approximately 5.009% of the share capital of Endesa).

Then, within the first half of 2010 both Acciona and Enel will simultaneously transfer, directly and/or indirectly to the share capital of Newco a further 211,750,424 Shares of Endesa (representing approximately 20% of the share capital of Endesa) each. At the end of this process, Acciona will have therefore directly and indirectly contributed to Newco an aggregate of 264,793,905 Shares of Endesa (representing approximately 25.0100% of the share capital of Endesa), while Enel will have directly and/or indirectly contributed an aggregate of 264,793,898 Shares of Endesa (representing approximately 25.0099% of the share capital of Endesa).
The share capital of Newco will thus be owned by Enel and Acciona in proportion to the above indicated contributions. Therefore Newco will own more than 50% but not more than approximately 50.02% of the share capital of Endesa, while Enel will continue to hold, directly and/or indirectly, an amount of Shares of Endesa equal to the difference between those held by EEE following the conclusion of the Offer and those that will be contributed by the Enel Group to Newco. Enel and Acciona have also agreed that the shares respectively held, directly and/or indirectly, in Newco and Endesa may be transferred only to their respective wholly owned subsidiaries.
Moreover, it is to be noted that pursuant to the Enel-Acciona Agreement, if the above indicated contributions to the share capital of Newco are not made or are delayed by Enel or Acciona:
1)	the breaching party shall have to pay a Euro 1 billion penalty to the other party, without prejudice to the latter’s right to be refunded of the damages suffered as a consequence of such breach; and
2)	should the breaching party be Enel, Acciona may exercise the Put Option according to which Acciona will have the right to sell, and Enel the obligation to purchase, all (but not less than all) the shares held by Acciona, directly and indirectly, in Endesa and Newco. As regards this Put Option in favour of Acciona, reference infra the present paragraph.
The Enel-Acciona Agreement provides that the board of directors of Newco will be composed of an even number of members and that Enel and Acciona shall have the right to appoint the same number of members therein. The non-executive chairperson of the board of directors of Newco shall be appointed by Acciona and granted with casting vote in case of parity of votes. The secretary of the board of directors shall instead be appointed by Enel, with the approval of Acciona. In relation to the Endesa shares, directly or indirectly, held thereby outside Newco, Enel and Acciona have an obligation to express in the shareholders’ meeting of Endesa the same vote of Newco; the latter undertaking comes into effect the moment Enel and Acciona come to own, directly and indirectly, more than 50% of the share capital of Endesa and appoint the majority of the members of its board of directors.
The Enel-Acciona Agreement also lists certain resolutions for the approval of which a qualified majority is required, as the case may be, of the shareholders’ meeting or the board of directors of Newco.
The resolutions falling within the authority of the shareholders’ meeting of Newco on the following subjects will indeed require affirmative votes representing at least two thirds of the share capital:
1	amendments to Newco’s articles of association;
2	transformations, mergers or de-mergers in which Newco participates, as well as the dissolution and liquidation of Newco;
3	transactions concerning the share capital, as well as the exclusion of the option right in case of increase of the share capital;

4	the exclusion of a shareholder;

5	the appointment of the auditing company (should this choice not fall on one of the 4 main international networks, i.e. KPMG, Deloitte, Ernst & Young, PWC);

6	the approval of the yearly budget;

7	amendments to the dividend policy, as described in the Enel-Acciona Agreement.
In all other cases, the shareholders’ meeting of Newco resolutions will require affirmative votes representing the majority of the share capital.
Similarly, the resolutions pertaining to the board of directors of Newco on the following subjects require the affirmative vote of at least two thirds of the directors:
1	Sale of shares of Endesa;

2	Purchase of shares of Endesa, out of the provisions of the Enel-Acciona Agreement;

3	Incurrence in debts or guarantee transactions in an aggregate amount in excess of Euro 1 million;

4	Incorporation or acquisition of subsidiaries and generally any acquisition of shares;
5	Delegation of powers by the board of directors to a managing director and/or an executive committee;
6	Decision on the vote that Newco will express in the shareholders’ meeting of Endesa, when the resolutions of the latter require the positive vote of both Enel and Acciona;
7	Granting of powers of representation which enable the conclusion of acts requiring a special majority resolution of the shareholders’ meeting or the board of directors of Newco;
8	Resolutions which require a special majority resolution of the board of directors of Endesa on which Newco is requested to express its position.
In all other cases, the resolutions of the board of directors of Newco will require the affirmative vote of the majority of its components, as in the case of parity of votes the chairperson shall express the casting vote.
The Enel-Acciona Agreement also provides that the board of directors of Endesa will be comprised of an even number of members and Enel and Acciona will have the right to appoint the same number of directors therein. The chairperson of the board of directors will be appointed by Acciona and will have the casting vote in case of parity of votes. The chairperson’s will be appointed with executive powers to be jointly exercised with the managing director. Enel will appoint instead the managing director, who will be granted with executive powers to be jointly exercised with the chairperson, and the secretary of the board of directors, subject to the approval of Acciona. The general secretary, who may assist and intervene in the discussion — but not vote — during the meetings of the board of directors, will be appointed upon proposal of the chairperson of the board of directors and the functions thereof will be jointly identified by the same chairperson and the managing director. The board of directors shall meet at least once a month, as well as when so requested by at least two directors.
The Enel-Acciona Agreement also includes a list of resolutions of the shareholders’ meeting of Endesa to be approved with the affirmative vote of both Enel and Acciona. The following resolutions are included in such list:
(i)	Amendments to the articles of association regarding the transfer of Endesa’s headquarters outside Spain, change in the corporate name, amendments to structural corporate governance, amendments to the procedures to adopt resolutions in the corporate bodies, and change in the scope and content of the rights associated with ordinary shares;

(ii)	Transformations, mergers, or de-mergers to which Endesa participates, as well as the dissolution and the liquidation of Endesa;

(iii)	The exclusion of the option right in case of increases of the share capital or issue of bonds (or other financial instruments) convertible in shares;

(iv)	Transactions concerning the share capital or issue of bonds;

(v)	Amendments to the dividend distribution policy contemplated by the business plan of Endesa;

(vi)	Admission for trading or exclusion from trading on organised securities markets of the Endesa shares.
The Enel-Acciona Agreement also includes a list of resolutions of the board of directors of Endesa which will require the affirmative vote of both the directors appointed by Enel and the directors appointed by Acciona. These directors will express their vote in accordance with Newco’s instructions. These are the resolutions concerning:
(i)	Approval of the business plan and the budget, and amendments thereto;

(ii)	Approval of investments in excess of Euro 100 million;

(iii)	Purchase of assets in excess of Euro 100 million;

(iv)	Incurrence in debts, leasing transactions and the granting of or entering into guarantees in an aggregate amount in excess of Euro 100 million;

(v)	Incorporation, acquisition or sale of subsidiaries and generally the purchase or sale of shares for an aggregate amount in excess of Euro 100 million;

(vi)	Judicial and non-judicial settlements in excess of Euro 25 million;

(vii)	Amendments to the articles of association which relate to subjects requiring the affirmative vote of both Enel and Acciona in the shareholders’ meeting;

(viii)	Financing policies;

(ix)	Amendments to the dividend distribution policy contemplated in the business plan of Endesa;

(x)	Appointment of the auditing company (should this choice not fall on one of the 4 main international networks, i.e. KPMG, Deloitte, Ernst & Young, PWC);

(xi)	Affiliate transactions in excess of Euro 10 million;

(xii)	Adoption of the code of conduct (codigo de conducta) and amendments thereto;

(xiii)	Material accounting policies of Endesa; and

(xiv)	Assignment of powers of representation which enable the execution of acts which require a shareholders’ meeting resolution of Endesa adopted with the affirmative vote of both Enel and Acciona, or a board of directors’ resolution of Endesa adopted with the affirmative vote of both the directors appointed by Enel and the directors appointed by Acciona.

In all other cases, the resolutions of the board of directors of Endesa will require the affirmative vote of the majority of its components, as in the case of parity of votes the chairperson shall express the casting vote.
The Enel-Acciona Agreement provides for the creation of three operational committees within the board of directors of Endesa: the investment committee, the committee on the integration and development of synergies and the finance committee. The members of such committees will be appointed in same proportion by Enel and Acciona. The president of the board of directors and the managing director of Endesa will identify the functions of such committees.
The Enel-Acciona Agreement provides that within six months from the moment that Enel and Acciona come to own, directly and indirectly, more than 50% of the share capital of Endesa and appoint a majority of the members of its board of directors, Enel and Acciona will also integrate all the assets of the Acciona Group and the Endesa Group in the renewable energy sector, identified in accordance with the definition of special regime production plants provided by Spanish legislation (and including the functioning plants, as well as those under construction, development or assessment at the time, with the sole exclusion of the co-generation plants) in a company, conventionally named Acciona Energia, whose share capital will be owned by Acciona for no less than 51% and Endesa for no more than 49%. According to publicly available information concerning the Endesa Group, in 2006, the net installed capacity of the renewable energy generation plants (including the co-generation plants, which will not be integrated in Acciona Energia) represented approximately 2.5% of the net installed capacity of the whole Endesa Group. The sale of Endesa’s assets to Acciona Energia will be made at fair market price, determined in accordance to evaluations provided by major investment banks. According to the Enel-Acciona Agreement, the management of Acciona Energia will be assigned to Acciona which shall be entitled to appoint a majority of the members of the board of directors and the executive committee of such company, as well as its managing director; Endesa will have the faculty to be represented in the board of directors of Acciona Energia proportionally to the shareholding held in such company and appoint the person responsible for the company’s management control, while Acciona will undertake to respect the rights of Endesa as a minority shareholder of Acciona Energia.
Under the Enel-Acciona Agreement, Enel has granted Acciona a Put Option whereby Acciona has the right to sell to Enel (or other company designed thereby) simultaneously all (but not less than all) the shares of Endesa and Newco owned by Acciona, directly and indirectly. The Put Option is exercisable at any time comprised between the third and tenth year following the execution of the Enel-Acciona Agreement. If at the time of the exercise of the Put Option Enel and Acciona hold, directly and indirectly, more than 50% of the share capital of Endesa and appoint a majority of the members of its board of directors, the exercise price of this Put Option will be the higher of: (a) the offer price offered in the Offers (i.e. Euro 40.16 per share, appropriately adjusted by the application of an interest rate, distributions of dividends and stock split type transactions as provided by the Enel-Acciona Agreement), and (b) the fair market value of the shares owned directly and indirectly by Acciona in Endesa and Newco, determined in accordance with the Enel-Acciona Agreement. If on the other hand, at the time of exercise of the Put Option Enel and Acciona own, directly and indirectly, 50% or less of the share capital of Endesa or do not appoint a majority of the members of its board of directors, the price of exercise of the Put Option will be equal to the price offered in the most recent tender offer on Endesa launched by E.On 12, i.e. Euro 40 per share (appropriately adjusted by the application of an interest rate, distributions of dividends and stock split type transactions as provided by the Enel-Acciona Agreement).
Finally, the Enel-Acciona Agreement includes a provision on the division of Endesa’s assets according to which, should there be a deadlock in the management of Endesa after three years from the execution of the Enel-Acciona Agreement, ad nutum in the period between the fifth and tenth anniversary of the stipulation of the same Agreement, either Acciona or Enel may obtain the division of Endesa’s assets in accordance with the criteria set forth in the Enel-Acciona Agreement. Furthermore, under the Enel-Acciona Agreement, in case of a material change in the ownership of Enel or Acciona under Section 4 of the Spanish law on the securities market (Ley del Mercado de Valores), the other party may request the division of the assets of Endesa as indicated above; Enel and Acciona have expressly agreed in this respect that any total or partial privatisation of Enel will not represent a change of the respective ownerships capable of triggering Acciona’s right to request the division of Endesa’s assets.
•	Agreement between Enel, Acciona and E.On
On 2 April 2007, Enel and Acciona entered into the E.On Agreement with E.On, with the aim of settling the conflicts arisen between them in relation to the acquisition of the control of Endesa. According to this agreement E.On has the duty (i) to ensure that its subsidiary E.On 12 does not waive the condition put to the tender offer launched on Endesa, concerning the adherence to the offer of at least 50% of the share capital of Endesa plus 1 share and (ii) in case of failure of said tender offer, to desist from acquiring Endesa shares for a period of four years following the date of the agreement.
In exchange of such undertakings, Enel and Acciona have in turn undertaken the duty to submit to the competent corporate bodies of Endesa — and support within such bodies — the sale to E.On of (i) the entire share capital of Endesa Europa, with the possibility to breakdown in favour of Endesa all the assets owned by Endesa Europa outside France, Italy, Poland and Turkey, as well as (ii) additional assets of Endesa located in Spain namely consisting in a) 10-year right to a 450 MW nuclear power plant generated electricity based on a supply agreement and b) three power plants with a combined installed capacity of approximately 1, 475 MW (Los Barrios, Besos 3 and Foix including a project in its development phase of a combined cycle plant). On the basis of the E.On Agreement, Enel has furthermore undertaken the duty to sell to E.On all the interests directly and indirectly held of Enel Viesgo Generacion S.L., Enel Viesgo Servicios S.L., and Electra de Viesgo Distribucion S.L., as well as of the subsidiaries thereof, with the exception of the 50% interest held by Enel Viesgo Generacion S.L. in Enel Union Fenosa Renovables S.A. (EUFER).
The sale to E.On of the assets of Endesa and Enel mentioned above will be made at fair market price, determined on the basis of valuations provided by major investments banks and is subject to the following conditions being satisfied or waived: (i) that Enel and Acciona possess, directly and indirectly, a number of Endesa Shares equal to at least 50% + 1 share of the share capital and voting rights of Endesa exercisable in the shareholders’ meeting, (ii) that Enel and Acciona appoint a majority of the members of the board of directors of Endesa; (iii) that the parties involved obtain the applicable authorisations by the competent authorities; (iv) and that the value of the assets being sold has been determined according to the procedures and terms set forth by the E.On. Agreement. Pursuant to the E.On. Agreement, Enel and Acciona on one side and E.On. on the other side have also agreed to settle the conflicts arisen in the meantime between them in relation to Endesa, reciprocally waiving any claim in this respect.
According to publicly available information, the net installed production capacity as of 31 December 2006 of Endesa Europa in France, Italy, Poland, and Turkey represented approximately 20.7% of the net installed production capacity of the whole Endesa Group and generated, in 2006, approximately 19.1% of the electricity totally produced by the Endesa Group. Also according to publicly available information, the net installed production capacity as of 31 December 2006 of Endesa’s assets located in Spain being sold to E.On. under the E.On. Agreement (with the exclusion of nuclear energy) represented approximately 3.1% of the net installed production capacity of the whole Endesa Group, and generated, in 2006, approximately 4.1% of the electricity totally produced by the Endesa Group.
(c)	Determination of the Acquisition’s Price
On 11 April 2007, upon the filing of the Offer’s documents with CNMV, Enel (through its subsidiary EEE) and Acciona committed themselves to pay a price equal to Euro 41.30 (in cash) per each ordinary share and ADS of Endesa tendered in the framework of the Offer. This amount included the price of Euro 41 for each ordinary share and ADS of Endesa announced to the shareholders when the Enel-Acciona Agreement was signed, increased by an amount equal to the interest accrued on such amount — applying the Euribor 3 months rate — between 26 March 2007 and 31 May 2007 (rounding up of excess) and gross of any dividends distributed by Endesa as of 11 April 2007 up to the results of the Offer are published. Considering the implementation of the Endesa Shareholders meeting resolution dated 20 June 2007, concerning the distribution of a dividend equal to Euro 1.14 per Share, on 2 July 2007, Enel (through its subsidiary EEE) and Acciona announced the reduction of the price originally offered to Euro 40.16 (in cash) per each ordinary share and ADS of Endesa tendered in the framework of the Offer.
Given the tenders received in the framework of the Offer, Enel (through its subsidiary EEE) therefore paid an aggregate price of approximately Euro 17,892 million for the acquisition of 445,522,261 Shares of Endesa, while Acciona paid an aggregate price of approximately Euro 1.690 million for the acquisition of 42,079,382 Shares of Endesa.
On 10 October 2007, the Acquisition’s price was paid by Enel and Acciona in cash in both Spain and the United States of America.
2.1.3	Financing sources of the Acquisition
On 10 April 2007, in order to finance the acquisition of the Endesa Shares in the framework of the Offer, Enel and its wholly owned subsidiary Enel Finance International S.A. (EFI) entered into a syndicated term and guarantee facility agreement (the Credit Agreement), for a total amount of Euro 35 billion with Mediobanca-Banca di Credito Finanziario S.p.A., UBS Limited, Banco Santander Central Hispano S.A., Bayerische Hypo- und Vereinsbank AG, Milan Branch, and Intesa Sanpaolo S.p.A. (which together with Banco Bilbao Vizcaya Argentaria S.A., Crédit Mutuel — CIC, Credit Suisse — London Branch, Dresdner Kleinwort — the investment banking division of Dresdner Bank AG — Goldman Sachs International, Morgan Stanley Bank International plc and Royal Bank of Scotland plc, are hereinafter collectively referred to as the Mandated Lead Arrangers).
Enel and EFI have undertaken the duty to guarantee that EEE is duly financed and capitalised and thus provide the necessary funds for the Acquisition deriving from the Credit Agreement, by means of intra-group loans or through capital contributions made by Enel and EFI.
The original amount of financing made available by the Mandated Lead Arrangers pursuant to the Credit Agreement — equal to Euro 35 billion, as stated above — was thereafter reduced on 20 June 2007 to Euro 30 billion, on 24 September 2007 to Euro 28 billion and, finally, on 10 October 2007, to Euro 23 billion.
According to the Credit Agreement, the financing is divided into three tranches:
•	tranche A, originally in the amount of Euro 10 billion and reduced to Euro 5 billion on 20 June 2007, Euro 3 billion on 24 September 2007 and finally to approximately Euro 2.5 billion on 10 October 2007, with a maturity date on 9 April 2008 (i.e. 364 days after the execution of the Credit Agreement). Tranche A was partially advanced on 9 October 2007 in the amount of Euro 2,278,606,463.40;
•	tranche B, in the amount of Euro 15 billion, reduced to approximately Euro 12.3 billion on 10 October 2007, with a maturity date of 10 April 2010 (i.e. the third anniversary of execution of the Credit Agreement). Tranche B was partially advanced on 9 October 2007 in the amount of Euro 11,393,032,317.00; and
•	tranche C, in the amount of Euro 10 billion, reduced to approximately Euro 8.2 billion on 10 October 2007, with a maturity date of 10 April 2012 (i.e. the fifth anniversary of execution of the Credit Agreement). Tranche C was partially advanced on 9 October 2007 in the amount of Euro 7,595,354,878.00.
The tranches of the facility advanced under the Credit Agreement may be used exclusively for the following purposes:
•	to finance the price of the Acquisition, as well as costs and expenses connected therewith;

•	to refinance the acquisition of approximately 9.99% of the share capital of Endesa made by EEE on 27 February 2007;
•	to finance and/or refinance the payments made and costs incurred by EEE in relation to the share swap transactions entered into by this company with UBS Limited and Mediobanca-Banca di Credito Finanziario S.p.A. on 1 March 2007, 2 March 2007 and 12 March 2007, jointly representing 14.98% of the share capital of Endesa;
•	to finance any other offers for ordinary shares and ADSs of Endesa that may be mandatory for EEE as a result of the positive outcome of the Offer, for an aggregate amount not to exceed Euro 1 billion;
•	to finance any acquisition of the ordinary shares and ADSs of Endesa owned by Acciona arising from the exercise of the Put Option granted by Enel to Acciona under the Enel-Acciona Agreement;
•	to meet the payment obligations deriving from the enforcement of the bank guarantees deposited at the CNMV to secure the payment of the price of Acquisition by EEE and Acciona, pursuant to Article 11.2 of the Spanish Royal Decree (Real Decreto) no. 1197/1991.
The Credit Agreement provides, inter alia, (i) that the advancement of any financing tranche is conditional upon the approval by the shareholders’ meeting of Endesa (which occurred during the meeting of 25 September 2007, as better described in Section 2, Paragraph 2.1.2(a)) of the amendments to the articles of association to which the effectiveness of the Offer had been subordinated, as well as (ii) that changes in the ownership of Enel may trigger the obligation to reimburse the amounts advanced pursuant to the Credit Agreement. The Credit Agreement also provides for certain financial undertakings of Enel, including, in particular, that for the entire duration of the loan Enel should ensure that the financial indebtedness of the Enel Group (net of cash funds), as of 30 June and 31 December of each year, is not in excess of six times the preceding 12-months’ EBITDA of the Enel Group.
Furthermore, Enel must endeavour to ensure that the indebtedness of its subsidiaries — other than the indebtedness permitted by the Credit Agreement (as under the Credit Agreement, for example, the following are permitted, intra-group indebtedness, loans made by subsidiaries that are exclusively engaged in the financial sector, indebtedness connected with the Credit Agreement itself, indebtedness of the Group Endesa existing as of 10 October 2007 or in connection with the use of credit lines existing at that time, indebtedness connected with project financing transactions, Endesa’s indebtedness arising from the undertaking to make the investments already described in the offer’s document) does not exceed 20% of the total assets of the Enel Group.
The payment of the debts under the Credit Agreement will be ensured by Enel mainly through cash flows generated by the activities of the Enel Group, bond issuances and the sale of assets of the Enel Group (as well as the sale of the interest directly and indirectly held by Enel in Enel Viesgo Generacion S.L., Enel Viesgo Servicios S.L. and Electra De Viesgo Distribucion S.L. pursuant to the E.On Agreement, the revenues of which are also expected to be used for repaying this facility).
As regards Enel’s intention of resorting to the capitals’ market in order to reimburse the facility under the Credit Agreement, it is worth noting that the board of directors of Enel resolved on 9 April 2007 (i) the renewal of the Global Medium Term Notes issuing programme (the GMTN Programme) of Enel and EFI, increasing its amount from Euro 10 billion to Euro 25 billion, as well as (ii) at least one bond issuance by Enel, in the framework of the GMTN Programme, in Euros or other currency, to be placed by 31 December 2007 with institutional investors, to be possibly listed in Italian and foreign regulated markets and for an overall value of Euro 5 billion. On 13 June 2007, in the framework of the GMTN Programme and in compliance with the board’s resolution specified in paragraph (ii) Enel communicated the placement in the market of a multitranche security issuance for an overall amount of Euro 3,350 million and £1,100 million and, therefore, an aggregate value of approximately Euro 5 billion. This issuance is divided into the following tranches: (a) Euro 1,000 million at variable rate with a seven year duration, issuance price of

99.757 with coupon equal to Euribor (3 months) +0.20% and an overall 0.24% performance on Euribor (3 months); (b) Euro 1,500 million at a 5.25% fixed rate with a ten year duration, issuance price 99.582, equal to a 0.34% spread on the swap rate of equivalent duration amounting to an actual 5.305% performance; (c) Euro 850 million at a 5.625% fixed rate with a twenty year duration, issuing price 99.834, equal to a 0.55% spread on the swap rate of equivalent duration amounting to an actual 5.639% performance; (d) £550 million at a 6.25% fixed rate with a twelve year duration, issuing price 99.671, equal to a 0.83% spread on the Gilt of equivalent duration amounting to an actual 6.194% performance; (e) £550 million at a 5.75% fixed rate with a thirty year duration, issuing price 98.286, equal to a 0.94% spread on the Gilt of equivalent duration amounting to an actual 5.789% performance.
Moreover, in order to reimburse the facility under the Credit Agreement, the board of directors of Enel thereafter resolved on 26 July 2007 the issuance by Enel or EFI (the latter in the framework of the GMTN Programme) of at least one bond, in Euros or other currency, to be placed by 30 June 2008 with institutional investors and/or the general public, with possible listing in Italian and foreign regulated markets and for an overall maximum value of Euro 10 billion. On 14 September 2007, in compliance with this board of directors’ resolution, Enel communicated that it had placed in the U.S. market, through its subsidiary EFI, a multitranche bond issuance for a total of $3,500 million, equal to approximately Euro 2,500 million, in the framework of the GMTN Programme. This issuance is divided in the following tranches: (i) $1.000 million at a 5.70% fixed rate with a five year duration; (ii) $1.500 million at a 6.25% fixed rate with a ten year duration; and (iii) $1,000 million at a 6.80% fixed rate with a thirty year duration.
It is emphasised that the net profit of the bond issuances above have been used by Enel to reduce the total amount of the facility, as described in this Paragraph.
2.2	Purpose and plans underlying to the Acquisition
2.2.1	Purpose of the Acquisition, with particular regard to the management plans of the issuer
The purposes of the Acquisition is to be mainly found in the willingness of Enel and Acciona to create a medium-long term industrial alliance that will lead to strengthening the financial results of Endesa, Enel and Acciona, by combining Acciona’s experience in the Spanish market and in the renewable energy sector, the management capacity of Enel in the electricity sector and the experience of Endesa. Enel and Acciona believe that the Acquisition represents a long term and stable investment aimed at jointly controlling Endesa.
Enel and Acciona intend to strengthen their presence in the electricity sector in the Spanish and Latin American markets through the companies of the Endesa Group and believe that the increase of the assets owned and a better adjustment thereof following the Acquisition will generate scale economies and the opportunity of reducing costs, as well as the possibility of sharing the respective skills in areas such as (a) availability and fuel risk management, (b) power plant construction, operation and maintenance, (c) client management and new product development, (d) network infrastructure management and network availability and quality, (e) information technology structure optimisation, and (f) the use of joint purchase platforms and common support services.
Enel and Acciona believe that the Acquisition will continue to be profitable even without the realisation of such synergies and cost savings, which anyway, in the absence of more detailed information on Endesa, cannot be quantified.
2.2.2	Information on the plans developed by the issuer in relation to the acquired company, with particular regard to the industrial prospects and any restructuring and/or reorganisations
With the exception of the changes that will be required by the applicable regulatory provisions and/or by market conditions, Enel and Acciona intend to pursue the realisation of the strategic and investment plan for Euro 12.3 billion developed by Endesa for the 2007-2009 period, to which some amendments will be made in relation to the integration of the assets of Endesa and Acciona in the renewable energy sector (identified in accordance with Spanish legislation on special regime production plants), under the Enel-Acciona Agreement and the sale of the assets of Endesa and E.On under the E.On Agreement.
As regards the regulated activities in the sector of electricity transmission and distribution, in the natural gas sector and the strategic assets of Endesa in the Spanish market (as described in Section 2, Paragraph 2.1.1 of this Information Document), Enel and Acciona intend to fulfil in so far as possible the above-mentioned Endesa investment plan.
It is intended that the seat of the company and the decision making centre of Endesa will remain in Spain. With the exception of the (i) sale of Endesa and E.On assets under the E.On Agreement; (ii) the integration of Endesa’s and Acciona’s assets in the renewable energy sector (identified in accordance with Spanish legislation on special regime production plants) as well as (iii) any division of the Endesa assets, as contemplated in the Enel-Acciona Agreement for the case of management deadlocks, no extraordinary corporate transactions are foreseen to date between the Endesa Group companies, the Acciona Group companies and the Enel Group companies.
Plans relating to the activities of Endesa
Under the E.On Agreement, Enel and Acciona have undertaken the duty to submit to the competent corporate bodies of Endesa — and support within such bodies — the sale to E.On of (i) the entire share capital of Endesa Europa, with the possibility to breakdown in favour of Endesa all the assets owned by Endesa Europa outside France, Italy, Poland and Turkey, as well as (ii) additional assets of Endesa located in Spain, namely consisting in a) 10-year right to a 450 MW nuclear power plant generated electricity based on a supply agreement and b) three power plants with a combined installed capacity of approximately 1, 475 MW (Los Barrios, Besos 3 and Foix including a project in its development phase of a combined cycle plant). The sale of these assets to E.On will be made at a fair market price, determined on the basis of evaluations provided by major investment banks, and is subject to the following conditions being satisfied or waived (i) that Enel and Acciona own, directly and indirectly, a number of Endesa Shares equal to at least 50% + 1 share of the share capital and voting rights in the shareholders’ meeting of Endesa; (ii) that Enel and Acciona appoint a majority of the members of the board of directors of Endesa; (iii) that the parties obtain the applicable authorisations by the competent authorities; (iv) that the value of the assets being sold has been determined in accordance with the procedures and terms set forth by the E.On Agreement.
According to publicly available information, the net installed generation capacity as of 31 December 2006 of Endesa Europa in France, Italy, Poland, and Turkey represented approximately 20.7% of the aggregated net installed generation capacity of the whole Endesa Group and generated, in 2006, approximately 19.1% of the aggregate electricity generated by the Endesa Group. Likewise, according to publicly available information, the net installed generation capacity as of 31 December 2006 of the assets of Endesa located in Spain to be sold under the E.On Agreement (excluding nuclear energy) represented approximately 3.1% of the aggregate net installed generation capacity of the Endesa Group and generated, in 2006, approximately 4.1% of the aggregate electricity generated by the Endesa Group.
Employment policies
Enel and Acciona do not currently plan any material changes in connection with the employment policies of Endesa, since they wish to rely on the experience, technical capacity and competency shown by Endesa’s staff throughout the years. Enel and Acciona plan to maintain the current employment benefits of Endesa’s employees, including the currently standing pension plans. In the meantime, Enel and Acciona are assessing the possibility of introducing long term fidelisation plans for the key resources of Endesa.
Nevertheless, Enel and Acciona anticipate that the integration of Endesa’s and Acciona’s renewable energy assets contemplated in the Enel-Acciona Agreement and the sale of Endesa’s assets to E.On pursuant to the E.On Agreement will result in some adjustments to the staffing of the affected companies. As of the date of this Information Document, Enel and Acciona have not made any plans in this respect.

Shareholder remuneration policy
According to publicly available information, Endesa’s current business plan includes a commitment to increase by 12% per annum the dividend associated with continuing ordinary operations and to distribute as dividend 100% of the net income generated through the sale of non strategic assets. In this regard, Endesa has stated that it therefore intends to distribute to its shareholders dividends in an aggregated amount of Euro 9,900 million during the 2005-2009 period, of which Euro 4,277 million were already distributed according to the consolidated annual report of Endesa for the financial year ended 31 December 2006.
Under the Enel-Acciona Agreement, Enel and Acciona agreed to comply with this shareholder remuneration policy contemplated by the current business plan of Endesa, subject to regulatory constraints, the implementation of Endesa’s investment plan for regulated activities and future sales. Enel and Acciona in any case expect that the shareholder remuneration policy of Endesa could be affected by the reduction of cash flows associated with the sale of the assets of Endesa contemplated by the E.On Agreement.
In addition, under the Enel-Acciona Agreement, Enel and Acciona have undertaken the duty to ensure that Endesa distributes as dividends the excess cash flows resulting from any income generated by the sale of assets, including those contemplated by the E.On Agreement. The actual possibility of distributing such dividends and their amount will in any case depend on the amount of the net income resulting from these sales as well as, inter alia, the amount of the funds required to fulfil Endesa’s investment plans, as in force from time to time.
Indebteness
At the date of this Information Document, Enel and Acciona do not have any specific plans to restructure Endesa’s existing indebtedness (including any bond issue) or to modify Endesa’s indebtedness policy.
However, subject to the condition imposed by CNE (as amended by the Spanish Ministry of Industry) on Enel and Acciona, according to which Endesa must maintain a ratio between consolidated net financial indebtedness and EBITDA lower than 5.25 during the three years following the completion of the Public Offer, Enel and Acciona reserve the right to restructure the indebtedness of Endesa in the future, also based on the market conditions and the future developments of the financial situations of Enel, Acciona and Endesa.
2.3	Links with the companies subject to the Acquisition and the persons from which the shares have been purchased
2.3.1	Description of significant links existing at the time of the implementation of the Acquisition between the issuer, directly or indirectly through subsidiaries, and the company subject to the Acquisition
As already stated in the Introduction, before the Acquisition and the commencement of the tendering period of the Offer finalised thereto (i.e. 30 July 2007), Enel — through its subsidiary EEE — already owned 264,401,597 ordinary shares of Endesa, representing 24.97% of its share capital.
No other significant links between Enel or other companies of the Enel Group and Endesa and existing at the time of the Acquisition are reported. In particular, with the exception of the confidentiality agreement signed by Enel and Acciona with Endesa on 15 June 2007 — pursuant to which Endesa has undertaken the duty to provide to Enel and Acciona certain confidential technical information , in order to facilitate the implementation of the Offer — neither Enel or Acciona have entered into any kind of agreement in relation to the Offer with Endesa, the members of the board of directors of Endesa or Endesa’s managers with strategic responsibilities.

2.3.2	Evidence of all links, as well as significant agreements between the issuer, its subsidiaries, managers and members of the executive body and the persons from which the shares were purchased
No links or significant agreements existing at the time of the Acquisition between Enel, its subsidiaries, the managers and members of the board of directors of Enel and the persons from which the shares were purchased through the Public Tender Offer are to be reported.
2.4	Publicly available documents
2.4.1	Description of the locations where the publicly available documents may be consulted
The following documentation is publicly available at Enel registered office, in Viale Regina Margherita 137, 00198 Rome. This documentation is also available on the Enel websites (i.e. www.enel.it or www.enel.com), as hereinafter described:
•	Folleto Explicativo, including attachments, approved on 25 July 2007 by CNMV (available at www.enel.com);

•	Tender Offer Statement on Schedule TO, including the terms and conditions of the U.S. Offer to Purchase, filed on 30 July 2007 with the SEC (available at www.enel.com);

•	Enel’s press releases:
•	On the partial upholding by the Spanish Ministry of Industry of the Enel’s and Acciona’s appeal against some of the conditions imposed by the CNE on the Offer, dated 23 October 2007 (available at www.enel.it);

•	On the appointment of the new board of directors of Endesa, dated 18 October 2007 (available at www.enel.it)

•	On the outcome of the Offer, dated 5 October 2007 (available at www.enel.it);

•	On the fulfilment of the condition of the Offer relating to changes to the articles of association of Endesa, dated 26 September 2007 (available at www.enel.it);

•	On EFI’s launch in the U.S. market of a multitranche bond issue for an overall amount of $3,500 million, dated 14 September 2007 (available at www.enel.it);

•	On the appeal filed by Enel and Acciona against some of conditions imposed by CNE on the Offer, dated 3 August 2007 (available at www.enel.it);

•	On the commencement of the Offer’s tendering period, dated 30 July 2007 (available at www.enel.it);

•	On the authorisation by the Spanish government to the exercise by EEE of the voting rights relating to the shares of Endesa owned thereby upon completion of the Offer, dated 27 July 2007 (available at www.enel.it);

•	On the resolution of the board of directors of Enel to issue new bonds up to a value of Euro 10 billion, dated 26 July 2007 (available at www.enel.it);

•	On the clearance of the Offer by CNVM, dated 25 July 2007 (available at www.enel.it);

•	On the clearance by the European Commission of the Acquisition through tender offer of the joint control of Endesa by Enel and Acciona, dated 5 July 2007 (available at www.enel.it);

•	On the adjustment of the Offer’s price following the distribution on that same day of a dividend to the shareholders of Endesa, dated 2 July 2007 (available at www.enel.it);

•	On the launch in the market of a multitranche bond issue by Enel for a total value of approximately Euro 5 billion, dated 13 June 2007, (available at www.enel.it);

•	On the filing with the Registro Mercantil of Madrid of the clauses of the Enel-Acciona Agreement which provide for mutual restrictions on the right to transfer the Shares of Endesa, dated 11 June 2007 (available at www.enel.it);

•	On the re-determination of the long term rating of Enel by the agency Standard & Poor’s, dated 7 June 2007 (available at www.enel.it);

•	On the re-determination of the long term rating of Enel by the agency Moody’s, dated 6 June 2007 (available at www.enel.it);

•	On the settlement requested by EEE of the equity swaps on the Shares of Endesa negotiated with UBS Limited and Mediobanca-Banca di Credito Finanziario S.p.A., dated 1 June 2007 (available at www.enel.it);

•	On the mandate granted by Enel to a pool of banks for a multitranche bond issue in Euros and Pounds Sterling, dated 30 May 2007 (available at www.enel.it);

•	On the clearance granted to EEE by the Spanish government in relation to the exercise of the voting rights connected with shares of Endesa representing up to 24.99% of the share capital thereof, dated 17 May 2007 (available at www.enel.it);

•	On the renewal of the medium term notes issuance programme by Enel and the subsidiary EFI, with increase of the relating amount from Euro 10 billion to Euro 25 billion, dated 4 May 2007 (available at www.enel.it);

•	On the filing made by Enel and Acciona with CNE relating to the authorisation to purchase the shares of Endesa tendered in the Offer, dated 3 May 2007 (available at www.enel.it);

•	On the clearance granted by CNE to EEE in relation to the increase of the Endesa shareholding held thereby up to 24.99% of its share capital, dated 27 April 2007 (available at www.enel.it);

•	On the extension of the Credit Agreement to finance the Offer on Endesa to 7 additional banks, dated 19 April 2007 (available at www.enel.it);

•	On Enel’s and Acciona’s filing of the documents relating to the Offer with CNMV, dated 11 April 2007, (available at www.enel.it);

•	On the resolution of the board of directors of Enel to launch the Public Tender Offer and the approval of certain financial transactions to cover the undertakings connected therewith, dated 10 April 2007 (available at www.enel.it);

•	On the signature by Enel, Acciona and E.On of the E.On Agreement, dated 2 April 2007 (available at www.enel.it);

•	On the signature by Enel and Acciona of the Enel-Acciona Agreement, dated 26 March 2007 (available at www.enel.it);

•	On the assessment of the decision taken on that same day by CNMV on tender offers on Endesa, as well as the negotiations undergoing with Acciona, dated 23 March 2007 (available at www.enel.it);

•	On Enel’s engagement in negotiations with Acciona in relation to the possible development of a joint project on Endesa, dated 23 March 2007 (available at www.enel.it);

•	On the execution with UBS Limited and Mediobanca-Banca di Credito Finanziario S.p.A. by EEE of equity swap transaction for an aggregate 14.98% of the share capital of Endesa, dated 12 March 2007 (available at www.enel.it);

•	On the execution with Mediobanca-Banca di Credito Finanziario S.p.A. by EEE of equity swap transactions on 2.98% of the share capital of Endesa, dated 12 March 2007 (available at www.enel.it);

•	On the execution with Mediobanca-Banca di Credito Finanziario S.p.A. by EEE of equity swap transactions on 0.43% of the share capital of Endesa, dated 2 March 2007 (available at www.enel.it);

•	On the execution with Mediobanca-Banca di Credito Finanziario S.p.A. by EEE of equity swap on 4.58% of the share capital of Endesa, dated 1 March 2007 (available at www.enel.it);

•	On Enel’s request to the competent Spanish regulatory authorities to withdraw the restrictions on the purchase of shares of Endesa and on the exercise of the corporate rights connected therewith, dated 1 March 2007 (available at www.enel.it);

•	On the execution with UBS Limited by EEE of equity swap transactions on 7% of the share capital of Endesa, dated 1 March 2007, (available at www.enel.it);

•	On the answers provided by Enel to the questions posed by CNMV in relation to the acquisition of 9.99% of the share capital of Endesa by EEE, dated 28 February 2007 (available at www.enel.it);

•	On the confirmation of Enel’s growth strategy in the Spanish and European electricity markets following the acquisition of 9.99% of the share capital of Endesa by EEE, dated 28 February 2007 (available at www.enel.it);

•	On the acquisition of 9.99% of the share capital of Endesa by EEE, dated 27 February 2007 (available at www.enel.it);
•	Semi-annual consolidated report of the Enel Group as of 30 June 2007, including attachments (available at www.enel.it);

•	Non-consolidated annual report of Enel relating to the financial year ended 31 December 2006, including attachments (available at www.enel.it);

•	Consolidated annual report of the Enel Group relating to the financial year ended 31 December 2006, including attachments (available at www.enel.it);

•	Annual Report on Form 20-F drafted by Enel for the financial year ended 31 December 2006 and filed with the SEC on 29 June 2007 (available at www.enel.it).
The following documentation is publicly available on the website of Endesa, www.endesa.es:

•	Non-consolidated semi-annual report (informacion semestral) of Endesa and consolidated report of the Endesa Group as of 30 June 2007, including attachments;

•	Non-consolidated annual report (informe anual) of Endesa relating to the financial year ended 31 December 2006, including attachments;

•	Consolidated report (informe anual) of the Endesa Group relating to the financial year ended 31 December 2006, including attachments;

•	Annual Report on Form 20-F drafted by Endesa for the financial year ended 31 December 2006 and filed with the SEC on 1 June 2007.
3.	Material effects of the acquisition
3.1	Material effects of the Acquisition on the key factors which affect and characterise the activities of the issuer, as well as on the kind of business carried out by the issuer itself
The Acquisition does not cause changes in the kind of business performed by Enel, which shall continue to act as a parent company within the Enel Group, owning interest and focusing its business in the energy sector, whilst significantly increasing the activities performed abroad, in particular Spain and Latin America.
With the acquisition of the shares of Endesa, the Enel Group fulfils its international strategy, by strengthening its position in Spain and entering as one of the main players in Latin American markets, such as Chile, Peru, Colombia, and Brazil.
Furthermore, the Acquisition complements the significant shareholdings acquired in Eastern Europe by the Enel Group, in companies active in different countries, including Russia, Romania, Slovakia, and Bulgaria. Thereby the Enel Group increases its geographic diversification, diluting the total regulatory risk to which the Group is exposed.
3.2	Evidence of any effects of the Acquisition on the strategic plans relating to commercial and financial relations and the centralised management of services among the companies belonging to the Enel Group
The acquisition of the Endesa shareholding will strongly contribute to the industrial and financial growth of the Enel Group, with the possibility of realising (i) strong industrial synergies within all the companies of the Enel Group, and (ii) the transfer of best practices between companies active in the same sector in different countries, using capacities and complementing the expertises of Enel and Endesa in the main business areas.
The strategic plans already announced by the Enel Group, i.e. leadership in Europe and Southern America in the energy markets and a focus on technological innovation and environmental sustainability, are confirmed and reinforced by the Acquisition.
4.	Information on the financial position, results of operations and cash flows of Endesa S.A.
This Chapter contains financial information relating to the financial position, result of operations and cash flows of Endesa Group which has been derived from the consolidated financial statements as of and for the years ended December 31, 2006 and 2005 and the interim consolidated financial statements as of and for the six months ended June 30, 2007. The information below has been reclassified based on the financial statements detailed above and related notes, however, this reclassification had no effect on shareholders’ equity or net income for the period.
Copies of the aforementioned financial statements are available at the registered office of Endesa, on the CNMV website as well as on the website www.endesa.com.

4.1.1	Comparisons of the consolidated income statements and consolidated balance sheets as of and for the years ended December 31, 2006 and 2005 and related notes.
The Endesa Group consolidated financial statements as of and for the years ended December 31, 2006 and 2005 have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Commission for use in the European Union (hereinafter also referred to as “IFRS-EU”).
Consolidated income statement

	Year ended December 31,
		% of		% of
(in millions of Euro)	2006	revenue	2005	revenue	% Change

Revenues	20,580	100.0%	18,229	100.0%	12.9%
Revenues from sales and services	19,637	95.4%	17,508	96.0%	12.2%
Other revenues	943	4.6%	721	4.0%	30.8%

Procurements and services	(10,146)	49.3%	(9,103)	49.9%	11.5%
Power purchased	(3,943)	19.2%	(3,367)	18.5%	17.1%
Cost of fuel consumed	(3,997)	19.4%	(3,578)	19.6%	11.7%
Transmission expenses	(738)	3.6%	(651)	3.6%	13.4%
Other variable procurements and services	(1,468)	7.1%	(1,507)	8.3%	(2.6%)

Contribution margin	10,434	50.7%	9,126	50.1%	14.3%

Capitalized costs	194	0.9%	170	0.9%	14.1%
Personnel	(1,608)	7.8%	(1,547)	8.5%	3.9%
Other operating expenses	(1,881)	9.1%	(1,729)	9.5%	8.8%

Gross operating margin	7,139	34.7%	6,020	33.0%	18.6%

Depreciation, amortization and impairment losses	(1,900)	9.2%	(1,776)	9.7%	7.0%

Operating income	5,239	25.5%	4,244	23.3%	23.4%

Net financial income / (expense)	(939)	4.6%	(1,252)	6.9%	(25.0%)
Net finance costs	(969)	4.7%	(1,257)	6.9%	(22.9%)
Net exchange differences	30	0.1%	5	0.0%	n.a.

Share of income / (expense) from equity investments accounted for using the equity method	63	0.3%	67	0.4%	(6.0%)
Income from other investments	10	0.0%	2	0.0%	n.a.
Income from asset disposals	432	2.1%	1,486	8.2%	(70.9%)

Income before taxes	4,805	23.3%	4,547	24.9%	1.7%

Income taxes	(1,007)	4.9%	(790)	4.3%	27.5%

Net income for the period	3,798	18.5%	3,757	20.6%	27.5%

Attributable to shareholders of the Parent Company	2,969	14.4%	3,182	17.5%	(6.7%)
Attributable to minority interests	829	4.0%	575	3.1%	44.2%
Basic net earnings per share (in Euro)	2.80	n.a.	3.01	n.a.	(7.0%)
Diluted net earnings per share (in Euro)	2.80	n.a.	3.01	n.a.	(7.0%)

Consolidated balance sheet

	As of December 31,
(in millions of Euro)	2006	2005

ASSETS
Non-current assets
Property, plant and equipment	33,714	32,313
Investment property	81	71
Intangible assets	804	863
Goodwill	3,986	4,278
Equity investments accounted for using the equity method	649	623
Non-current financial assets	4,482	4,134
Deferred tax assets	2,664	3,460

Non-current assets	46,380	45,742

Current assets
Inventories	882	812
Trade and other receivables	5,819	6,098
Current financial assets	39	77
Cash and cash equivalents	965	2,614
Non-current assets held for sale	3	22

Current assets	7,708	9,623

TOTAL ASSETS	54,088	55,365

SHAREHOLDER’S EQUITY AND LIABILITIES
Shareholders’ equity
Equity attributable to shareholders of the Parent Company	11,291	11,590
Equity attributable to minority interests	4,645	4,737

TOTAL SHAREHOLDERS’ EQUITY	15,936	16,327

Non-current liabilities
Deferred income	2,442	2,062
Long-term provisions	4,442	5,097
Long-term loans	20,487	18,587
Other non-current payables	985	1,032
Deferred tax liabilities	1,651	1,852

Non-current liabilities	30,007	28,630

Current liabilities
Short-term loans	629	2,450
Trade and other payables	7,516	7,958

Current liabilities	8,145	10,408

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	54,088	55,365

Explanatory notes of the main line items in the income statement and balance sheet as of and for the years ended December 31, 2006 and 2005.
Consolidated income statement
Revenues increased by 12.9%, from Euro 18,229 million for the year ended December 31, 2005 to Euro 20,580 million for the year ended December 31, 2006 due to an increase in revenues in the three main areas of operations of the Endesa Group: Spain and Portugal, Rest of Europe and Latin America.
In particular, revenues in Spain and Portugal increased by 8.8%, from Euro 9,277 million for the year ended December 31, 2005 to Euro 10,090 million for the year ended December 31, 2006, mainly due to an increase in revenues from the generation and distribution of electricity in the extra-peninsular area from Euro 1,548 million for the year ended December 31, 2005 to Euro 2,098 million for the year ended December 31, 2006. Revenues also increased due to the increase on the sale on the free market from Euro 1,487 million for the year ended December 31, 2005 to Euro 1,789 million for the year ended December 31, 2006. These increases were partially offset by a decrease in sales to the Spanish operator OMEL, from Euro 3,012 million for the year ended December 31, 2005 to Euro 2,360 million for the year ended December 31, 2006.
Revenues in Europe increased by 18.6%, from Euro 3,720 million for the year ended December 31, 2005 to Euro 4,411 million for the year ended December 31, 2006. In particular, revenues in Italy increased by 30.0%, from Euro 2,242 million for the year ended December 31, 2005 to Euro 2,915 million for the year ended December 31, 2006 due to an increase of 8.6% in volumes of energy distributed and an increase in average prices of 27.6%.
Revenues in Latin America increased by 16.2%, from Euro 5,232 million for the year ended December 31, 2005 to Euro 6,079 million for the year ended December 31, 2006. In particular, revenues from the generation of electricity increased by 17.1%, from Euro 2,303 million for the year ended December 31, 2005 to Euro 2,696 million for the year ended December 31, 2006. Revenues from the transmission and distribution of electricity increased by 10.6%, from Euro 3,809 million for the year ended December 31, 2005 to Euro 4,214 million for the year ended December 31, 2006. These increases were mainly due to the increase in volumes of electricity generated and distributed.
Procurements and services costs increased by 11.5%, from Euro 9,103 million for the year ended December 31, 2005 to Euro 10,146 million for the year ended December 31, 2006 due to an increase in activity and an increase in the average price of the main raw materials.
Depreciation, amortization and impairment losses increased from Euro 1,776 million for the year ended December 31, 2005 to Euro 1,900 million for the year ended December 31, 2006. This increase was mainly related to the subsidiaries in Spain and Portugal where depreciation, amortization and impairment losses increased by 12.4% from Euro 1,005 million for the year ended December 31, 2005 to Euro 1,130 million for the year ended December 31, 2006 mainly due to the capital expenditure in these areas.
Net financial income / (expense) decreased by 25.0%, from Euro 1,252 million for the year ended December 31, 2005 to Euro 939 million for the year ended December 31, 2006. This change was due to a lower impact of actuarial liabilities related to personnel costs and an increase in finance income related to financial activities.
Income from asset disposals amounted to Euro 1,486 million for the year ended December 31, 2005 compared to Euro 432 million for the year ended December 31, 2006. For the year ended December 31, 2005, income from asset disposals mainly related to the gain of Euro 1,273 million from the disposal of the investment of 27.7% in the share capital of Auna. For the year ended December 31, 2006, income from asset disposals, mainly related to the gain of Euro 196 million on the disposal of the investment of 5.01% of the share capital of Auna and the gain on disposal of the real estate business in the Palma de Mallorca area amounting to Euro 185 million.
Income taxes increased from Euro 790 million for the year ended December 31, 2005 to Euro 1,007 million for the year ended December 31, 2006. Effective tax rate increased from 17.4% for the year ended December 31, 2005 to 21.0% for the year ended December 31, 2006.

Consolidated balance sheet
Property, plant and equipment increased from Euro 32,313 million as of December 31, 2005 to Euro 33,714 million as of December 31, 2006. During 2006, the Endesa Group made new capital expenditure in property, plant and equipment amounting to Euro 3,763 million, has made mainly related to power plants (which amounted to Euro 1,764 million) and distribution networks (which amounted to Euro 1,901 million).
Goodwill decreased from Euro 4,278 million as of December 31, 2005 to Euro 3,986 million as of December 31, 2006. As of December 31, 2006, goodwill amounting to Euro 1,988 million related to the acquisition of subsidiaries in Chile and an amount of Euro 1,387 million related to the acquisition of Endesa Italia. The movements during 2006 related to negative exchange rate differences of Euro 386 million and goodwill of Euro 107 million attributable to a new acquisition.
Non-current financial assets increased from Euro 4,134 million as of December 31, 2005 to Euro 4,482 million as of December 31, 2006. As of December 31, 2006, non-current financial assets, included receivables relating to the financing of the shortfall in revenues from regulated activities in Spain of the Endesa Group amounting to Euro 1,315 million (Euro 1,581 million as of December 31, 2005) and compensation payments for extra non-mainland production costs amounting to Euro 1,366 million as of December 31, 2006 (Euro 579 million as of December 31, 2005) following the recognition of costs related to the activities involved in the generation and supply of electricity in the Balearic and Canary Islands and Ceuta and Melilla.
Deferred tax assets decreased from Euro 3,460 million as of December 31, 2005 to Euro 2,664 million as of December 31, 2006, mainly due to aggregated utilizations amounting to Euro 1,803 million and accruals of Euro 1,213 million. As of December 31, 2006 the balance included Euro 1,245 million related to provisions for employee benefit liabilities.
Deferred tax liabilities decreased from Euro 1,852 million as of December 31, 2005 to Euro 1,651 million as of December 31, 2006 mainly due to utilizations amounting to Euro 461 million and accruals of Euro 209 million. The balance as of December 31, 2006 included accelerated depreciation of assets for tax purposes amounting to Euro 1,115 million.
Trade and other receivables included trade receivables, tax receivables and other receivables. Trade receivables decreased from Euro 4,397 million as of December 31, 2005 to Euro 4,029 million as of December 31, 2006. Tax receivables increased from Euro 864 million as of December 31, 2005 to Euro 960 million as of December 31, 2006. Other receivables decreased from Euro 1,186 million as of December 31, 2005 to Euro 1,179 million as of December 31, 2006 gross of a provision for doubtful accounts which remained stable at Euro 349 million for the periods indicated.
Deferred income increased from Euro 2,062 million as of December 31, 2005 to Euro 2,442 million as of December 31, 2006 and mainly related to grants and fixed charges for connection, connected to distribution and sale of energy (Euro 2,440 million as of December 31, 2006 and Euro 2,058 million as of December 31, 2005).
Long term provisions decreased from Euro 5,097 million as of December 31, 2005 to Euro 4,442 million as of December 31, 2006 and mainly related to provisions for post employment and other employee benefits, provisions for personnel restructuring costs and legal provision and termination benefits. Provisions for pensions and similar obligations decreased from Euro 826 million as of December 31, 2005 to Euro 808 million as of December 31, 2006. Provision for personnel restructuring costs decreased from Euro 2,209 million as of December 31, 2005 to Euro 1,994 million as of December 31, 2006. Legal provisions and termination benefits decreased from Euro 1,650 million as of December 31, 2005 to Euro 1,284 million as of December 31, 2006.
Long-term loans and short-term loans increased from Euro 21,037 million as of December 31, 2005 to Euro 21,116 million as of December 31, 2006. As of December 31, 2006, long-term loans and short-term loans included borrowings amounting to Euro 15,648 million which were denominated in Euro and borrowings amounting to Euro 5,468 million which were denominated in currencies other than Euro, including USD (equivalent to Euro 2,886 million), Chilean Pesos/UF (equivalent to Euro 446 million), Brazilian Real (equivalent to Euro 792 million) and other currencies (equivalent to Euro 1,344 million). As of December 31, 2005, long-term loans and short-term loans included borrowings amounting to Euro 13,484 million which were denominated in Euro and borrowings amounting to Euro 7,553 million which were denominated in currencies other than Euro, including USD (equivalent to Euro 4,458 million), Chilean Pesos/UF (equivalent to Euro 715 million), Brazilian Real (equivalent to Euro 687 million) and other currencies (equivalent to Euro 1,693 million)
Trade and other payables included trade payables, tax payables and other payables. Trade payables decreased from Euro 5,683 million as of December 31, 2005 to Euro 4,763 million as of December 31, 2006. Tax payables decreased from Euro 984 million as of December 31, 2005 to Euro 957 million as of December 31, 2006. Other payables increased from Euro 1,291 million as of December 31, 2005 to Euro 1,796 million as of December 31, 2006.
Consolidated statement of cash flows
The following table provides information derived from the Endesa Group consolidated statement of cash flows of for the years ended December 31, 2006 and 2005:

	Year ended December 31,
(in millions of Euro)	2006	2005

Cash flows from operating activities	3,878	3,362
Cash flows from investing/disinvesting activities	(3,083)	(718)
Cash flows from financing activities	(2,408)	(2,326)
Effect of foreign exchange rate changes on cash and cash equivalents	(36)	118

Net increase/(decrease) in cash and cash equivalents	(1,649)	436

Cash and cash equivalents decreased by Euro 1,649 million for the year ended December 31, 2006, compared to an increase in cash and cash equivalents of Euro 436 million for the previous financial year.
The net cash used in 2006 is mainly due to the increase in investments in the period from Euro 4,732 million for the year ended December 31, 2005 to Euro 5,867 million for the year ended December 31, 2006 which were partially offset by proceeds from disposal of investments which decreased from Euro 3,702 million for the year ended December 31, 2005 to Euro 2,392 million for the year ended December 31, 2006.
Cash flows from operating activities increased from Euro 3,362 million for the year ended December 31, 2005 to Euro 3,878 million for the year ended December 31, 2006, mainly due to the increase in gross operating margin.
Cash flows from financing activities remained relatively stable in the periods indicated.
Net financial debt
The following table sets forth net financial debt as of December 31, 2006 and 2005:

	As of December 31,
(in millions of Euro)	2006	2005

Long-term loans	20,487	18,587
Short-term loans	629	2,450
Cash and cash equivalents	(965)	(2,614)
Derivatives measurement	(311)	(142)

Net financial debt	19,840	18,281

Net financial debt of the Endesa Group increased from Euro 18,281 million as of December 31, 2005 to Euro 19,840 million as of December 31, 2006. This increase was mainly due to the decrease in cash and cash equivalents.
4.1.2	Audit of the financial information
The financial statements of Endesa Group as of and for the years ended December 31, 2006 and 2005 have been audited by Deloitte S.L. who issued their reports on March 30, 2007 and January 20, 2006.
4.1.3	Comparisons of the Endesa Group consolidated income statements for the six months ended June 30, 2007 and 2006 and consolidated balance sheets as of June 30, 2007 and as of December 31, 2006 and 2005 and related explanatory notes
The Endesa interim consolidated financial statements as of and for the six months ended June 30, 2007 have been prepared in accordance with IFRS-EU.

Consolidated income statement

	Six months ended June 30,
		% of		% of
(in millions of Euro)	2007	revenue	2006	revenue	% Change

Revenues	10,373	100.0%	10,601	100.0%	(2.2%)
Revenues from sales and services	10,054	96.9%	9,946	93.8%	1.1%
Other revenues	319	3.1%	655	6.2%	(51.3%)

Procurements and services	(4,841)	46.7%	(5,302)	50.0%	(8.7%)
Power purchased	(2,021)	19.5%	(1,934)	18.2%	4.5%
Cost of fuel consumed	(1,959)	18.9%	(2,008)	18.9%	(2.4%)
Transmission expenses	(455)	4.4%	(369)	3.5%	23.3%
Other variable procurements and services	(406)	3.9%	(991)	9.3%	(59.0%)

Contribution margin	5,532	53.3%	5,299	50.0%	4.4%

Capitalized costs	105	1.0%	90	0.8%	16.7%
Personnel	(840)	8.1%	(767)	7.2%	9.5%
Other operating expenses	(966)	9.3%	(860)	8.1%	12.3%

Gross operating margin	3,831	36.9%	3,762	35.5%	1.8%

Depreciation, amortization and impairment losses	(1,054)	10.2%	(891)	8.4%	18.3%

Operating income	2,777	26.8%	2,871	27.1%	(3.3%)

Net financial income / (expense)	(496)	4.8%	(469)	4.4%	5.8%
Net finance costs	(494)	4.8%	(480)	4.5%	2.9%
Net exchange differences	(2)	0.0%	11	0.1%	(118.2%)

Share of income / (expense) from equity investments accounted for using the equity method	6	0.1%	46	0.4%	(87.0%)
Income from other investments	6	0.1%	7	0.1%	(14.3%)
Income from asset disposals	10	0.1%	260	2.5%	(96.2%)

Income before taxes	2,303	22.2%	2,715	25.6%	(15.2%)

Income taxes	(679)	6.5%	(473)	4.5%	43.6%

Income from continuing operations	1,624	15.7%	2,242	21.1%	(27.6%)

Attributable to shareholders of the Parent Company	1,255	12.1%	1,756	16.6%	(28.5%)
Attributable to minority interests	369	3.6%	486	4.6%	(24.1%)
Basic net earnings per share (in Euro)	1.19	n.a.	1.66	n.a.	(28.3%)
Diluted net earnings per share (in Euro)	1.19	n.a.	1.66	n.a.	(28.3%)

Consolidated balance sheet

(in millions of Euro)	As of June 30, 2007	As of December 31, 2006

ASSETS
Non-current assets
Property, plant and equipment	34,591	33,714
Investment property	79	81
Intangible assets	496	804
Goodwill	4,021	3,986
Equity investments accounted for using the equity method	720	649
Non-current financial assets	4,417	4,482
Deferred taxes assets	2,606	2,664

Non-current assets	46,930	46,380

Current assets
Inventories	910	882
Trade and other receivables	6,223	5,819
Current financial assets	54	39
Cash and cash equivalents	811	965
Non-current assets held for sale	—	3

Current assets	7,998	7,708

TOTAL ASSETS	54,928	54,088

SHAREHOLDER’S EQUITY AND LIABILITIES
Shareholders’ equity
Equity attributable to shareholders of the Parent Company	11,442	11,291
Equity attributable to minority interests	4,936	4,645

TOTAL SHAREHOLDERS’ EQUITY	16,378	15,936

Non-current liabilities
Deferred income	2,661	2,442
Long-term provisions	4,322	4,442
Long-term loans	20,748	20,487
Other non-current payables	964	985
Deferred tax liabilities	1,709	1,651

Non-current liabilities	30,404	30,007

Current liabilities
Short-term loans	714	629
Trade and other payables	7,432	7,516

Current liabilities	8,146	8,145

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	54,928	54,088

Notes of the main line items in the income statements and balance sheets as of and for the six months ended June 30, 2007.
Consolidated income statement
Revenues decreased by 2.2% from Euro 10,601 million for the six months ended June 30, 2006 to Euro 10,373 million for the six months ended June 30, 2007.
In particular, sales increased by 1.1%, from Euro 9,946 million for the six months ended June 30, 2006 to Euro 10,054 million for the six months ended June 30, 2007 mainly due to an increase in sales in Latin America amounting to Euro 197 million, partially offset by a decrease in sales in Europe amounting to approximately Euro 95 million.
Procurements and services costs decreased by 8.7%, from Euro 5,302 million for the six months ended June 30, 2006 to Euro 4,841 million for the six months ended June 30, 2007 mainly due to a decrease in the average price of fuels and a reduction in costs related to pollution emissions as a result of a decrease in such emissions.
Depreciation, amortization and impairment losses increased from Euro 891 million for the six months ended June 30, 2006 to Euro 1,054 million for the six months ended June 30, 2007 mainly due to an increase of 19.4% in depreciation, amortization and impairment losses relating to the subsidiaries in Spain and Portugal, from Euro 527 million for the six months ended June 30, 2006 to Euro 629 million for the six months ended June 30, 2007, mainly due to the capital expenditure made in these areas.
Operating income decreased from Euro 2,871 million for the six months ended June 30, 2006 to Euro 2,777 million for the six months ended June 30, 2007. Operating income in Spain and Portugal decreased from Euro 1,503 million for the six months ended June 30, 2006 to Euro 1,372 million for the six months ended June 30, 2007. Operating income in the rest of Europe decreased from Euro 459 million for the six months ended June 30, 2006 to Euro 449 million for the six months ended June 30, 2007. Operating income in Latin America increased from Euro 909 million for the six months ended June 30, 2006 to Euro 956 million for the six months ended June 30, 2007.
Net financial income / (expense) increased by 5.8%, mainly due to an increase in net finance costs from Euro 480 million for the six months ended June 30, 2006 to Euro 494 million for the six months ended June 30, 2007 and the negative effect of foreign exchange losses.
Consolidated balance sheet
Property, plant and equipment increased from Euro 33,714 million as of December 31 2006 to Euro 34,591 million as of June 30, 2007.
During the six months ended June 30, 2007, the Endesa Group made capital expenditure in property, plant and equipment amounting to Euro 1,559 million mainly concentrated in Spain and Portugal (Euro 1,056 million) and Latin America (Euro 358 million).
Trade and other receivables amounted to Euro 6,223 million as of June 30, 2007. As of June 30, 2007, trade receivables amounted to Euro 3,751 million, tax receivables amounted to Euro 1,034 million and other receivables amounted to Euro 1,438 million.
Non-current liabilities increased by Euro 397 million mainly due to an increase of Euro 261 million in long-term loans and an increase in deferred income of Euro 219 million.

Consolidated statement of cash flows
The following table provides information derived from the Endesa Group interim consolidated statement of cash flow for the six months ended June 30, 2006 and 2007.

	Six months ended June 30,
(in millions of Euro)	2007	2006

Cash flows from operating activities	2,202	1,914
Cash flows from investing/disinvesting activities	(1,640)	(2,654)
Cash flows from financing activities	(750)	(744)
Effect of foreign exchange rate changes on cash and cash equivalents	34	(17)

Net decrease in cash and cash equivalents	(154)	(1,501)

Cash and cash equivalents decreased by Euro 1,501 million for the six months ended June 30, 2006 compared to a decrease of Euro 154 million for the six months ended June 30, 2007.
The change is mainly due to an increased investing activity during the first six months of 2006, compared to the same period in 2007. In particular, in the first six months in 2007, were made investments amounted to Euro 2,022 million, partially offset by disposal of assets of Euro 176 million. In the same period of the previous year, investments amounted to Euro 3,056 million, partially offset by disposals for Euro 237 million.
Cash flows from operating activities increased from Euro 1,914 million for the six months ended June 30, 2006 to Euro 2,202 million for the six months ended June 30, 2007 due to an increase in gross operating margin.
Cash flows from financing activities was Euro 744 million for the six months ended June 30, 2006 compared to Euro 750 million for the six months ended June 30, 2007.
Net financial debt
The following table sets forth net financial debt as of December 31, 2006 and as of June 30, 2007:

(in millions of Euro)	As of June 30, 2007	As of December 31, 2006

Long-term loans	20,748	20,487
Short-term loans	714	629
Cash and cash equivalents	(811)	(965)
Derivatives measurement	(339)	(311)

Net financial debt	20,312	19,840

Net financial debt of the Endesa Group was Euro 19,840 million as of December 31, 2006 compared to Euro 20,312 million as of June 30, 2007.
The Endesa Group interim financial statements as of and for the six months ended June 30, 2007 have been subject to limited review by Deloitte S.L., who issued their report on October 10, 2007.

5.	Pro forma financial information
5.1	Enel Group Pro forma consolidated balance sheet and income statement and related notes
5.1.1	Enel Group pro forma consolidated balance sheet and income statement as of and for the six months ended June 30, 2007
The following table sets forth Enel Group pro forma consolidated balance sheet as of June 30, 2007.

	ENEL	ENDESA pro
	consolidated	forma			ENEL pro forma
	balance sheet as	consolidated	Pro forma adjustments		consolidated balance
(in millions of Euro)	of June 30, 2007	balance sheet	Viesgo spin-off	Acquisition	sheet as of June 30, 2007
	(A)	(B)	(C)	(D)	(E)=(A)+(B)+(C)+(D)
ASSETS
Non-current assets
Property, plant and equipment	35,585	19,611	(1,451)	—	53,745
Intangible assets	3,906	1,774	(699)	21,962	26,943
Deferred tax assets	1,423	1,527	(65)	—	2,885
Equity investments accounted for using the equity method	1,252	542	—	—	1,794
Non-current financial assets	11,699	2,827	(47)	(10,632)	3,847
Other non-current assets	1,773	50	(29)	(1,140)	654

	55,638	26,331	(2,291)	10,190	89,868
Current assets
Inventories	1,283	448	(70)	—	1,661
Trade receivables	8,144	2,144	(73)	—	10,215
Tax receivables	1,100	612	(26)	—	1,686
Current financial assets	1,396	36	—	—	1,432
Cash and cash equivalents	603	416	—	—	1,019
Other current assets	2,898	821	(88)	(256)	3,375

	15,424	4,477	(257)	(256)	19,388

Non-current assets held for sale	—	4,281	2,291	—	6,572
Current assets held for sale	—	766	257	—	1,023

TOTAL ASSETS	71,062	35,855	—	9,934	116,851

Equity attributable to shareholders of the Parent Company	18,968	7,672	—	(7,782)	18,858
Equity attributable to minority interests	745	3,291	—	—	4,036

TOTAL SHAREHOLDERS’ EQUITY	19,713	10,963	—	(7,782)	22,894

Non-current liabilities
Long-term loans	19,946	9,855	(1,193)	15,699	44,307
Post-employment and other employee benefits	2,594	506	(45)	—	3,055
Provisions for risks and charges	4,019	2,189	(36)	—	6,172
Deferred tax liabilities	2,907	886	(5)	(6)	3,782
Non-current financial liabilities	118	676	—	—	794
Other non-current liabilities	2,333	2,067	(190)	—	4,210

	31,917	16,179	(1,469)	15,693	62,320
Current liabilities
Short-term loans	6,755	1,528	(220)	2,279	10,342
Current portion of long-term loans	334	290	—	—	624
Trade payables	5,830	2,280	(150)	—	7,960
Income tax payables	56	—	(8)	—	48
Current financial liabilities	928	157	—	—	1,085
Other current liabilities and tax provision for the period	5,529	1,913	(10)	(256)	7,176

	19,432	6,168	(388)	2,023	27,235

Non-current liabilities held for sale	—	1,872	1,469	—	3,341
Current liabilities held for sale	—	673	388	—	1,061

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	71,062	35,855	—	9,934	116,851

The following table sets forth Enel Group pro forma consolidated income statement for the six months ended June 30, 2007.

	ENEL			ENEL pro forma
	consolidated			consolidated
	income statement			income statement
	for the six	ENDESA pro	Pro forma	for the six months
	months ended	forma consolidated	adjustments	ended June 30,
(in millions of Euro)	June 30, 2007	income statement	Acquisition	2007
	(A)	(B)	(C)	(D)=(A)+(B)+(C)

Revenues
Revenues from sales and services	18,557	5,221	—	23,778
Other revenues	300	175	—	475

	18,857	5,396	—	24,253
Costs
Raw materials and consumables	11,144	1,765	—	12,909
Services	2,041	552	—	2,593
Personnel	1,484	500	—	1,984
Depreciation, amortization and impairment losses	1,328	569	—	1,897
Other operating expenses	195	556	—	751
Capitalized costs	(499)	(67)	—	(566)

	15,693	3,875	—	19,568

Net income/(charges) from commodity risk management	(30)	5	—	(25)

Operating income	3,134	1,526	—	4,660
Financial income	839	182	(460)	561
Financial expense	752	481	545	1,778
Share of income/(expense) from equity investments accounted for using the equity method	1	20	—	21

Income before taxes	3,222	1,247	(1,005)	3,464

Income taxes	1,174	348	(326)	1,196

Income from continuing operations	2,048	899	(679)	2,268

Income from discontinued operations	—	190	—	190

Net income for the period	2,048	1,089	(679)	2,458

Attributable to minority interests	66	248	—	314
Attributable to shareholders of the Parent Company	1,982	841	(679)	2,144

5.1.1.1	Endesa Group pro forma consolidated balance sheet and income statement as of and for the six months ended June 30, 2007
The following table sets forth Endesa Group pro forma consolidated balance sheet as of June 30, 2007.

		Pro forma adjustments
	ENDESA	Reclassifications
	consolidated	to ENDESA	Endesa	Contribution of		ENDESA pro forma
	balance sheet as	consolidated	Europe	Renewable Assets	Fully consolidated	consolidated
(in millions of Euro)	of June 30, 2007	balance sheet	spin-off	business	balance sheet	balance sheet
	(A)	(B)	(C)	(D)	(E)=(A)+(B)+(C)+(D)	(F)=67.05% * (E)
ASSETS
Non-current assets
Property, plant and equipment	34,591	79	(4,167)	(1,254)	29,249	19,611
Investment property	79	(79)	—	—	—	—
Intangible assets	496	4,021	(1,718)	(153)	2,646	1,774
Goodwill	4,021	(4,021)	—	—	—	—
Deferred tax assets	2,606	—	(311)	(17)	2,278	1,527
Equity investments accounted for using the equity method	720	—	(118)	206	808	542
Non-current financial assets	4,417	(77)	(68)	(56)	4,216	2,827
Other non-current assets	—	77	(1)	(1)	75	50

	46,930	—	(6,383)	(1,275)	39,272	26,331
Current assets
Inventories	910	—	(241)	(1)	668	448
Trade receivables	—	3,751	(533)	(21)	3,197	2,144
Tax receivables	—	1,034	(80)	(41)	913	612
Trade and other receivables	6,223	(6,223)	—	—	—	—
Current financial assets	54	—	—	(1)	53	36
Cash and cash equivalents	811	—	(144)	(46)	621	416
Other current assets	—	1,438	(145)	(69)	1,224	821

	7,998	—	(1,143)	(179)	6,676	4,477

Non-current assets held for sale	—	—	6,383	—	6,383	4,281
Current assets held for sale	—	—	1,143	—	1,143	766

TOTAL ASSETS	54,928	—	—	(1,454)	53,474	35,855

Equity attributable to shareholders of the Parent Company	11,442	—	—	—	11,442	7,672
Equity attributable to minority interests	4,936	—	—	(27)	4,909	3,291

TOTAL SHAREHOLDERS’ EQUITY	16,378	—	—	(27)	16,351	10,963

Non-current liabilities
Long-term loans	20,748	(3,470)	(1,662)	(918)	14,698	9,855
Post-employment and other employee benefits	—	830	(72)	(4)	754	506
Provisions for risks and charges	—	3,492	(196)	(31)	3,265	2,189
Long-term provisions	4,322	(4,322)	—	—	—	—
Deferred tax liabilities	1,709	—	(343)	(45)	1,321	886
Non-current financial liabilities	—	1,017	(1)	(8)	1,008	676
Other non-current liabilities	—	3,625	(516)	(26)	3,083	2,067
Deferred income	2,661	(2,661)	—	—	—	—
Other non-current payables	964	(964)	—	—	—	—

	30,404	(2,453)	(2,790)	(1,032)	24,129	16,179
Current liabilities
Short-term loans	714	1,773	(199)	(9)	2,279	1,528
Current portion of long-term loans	—	435	—	(2)	433	290
Trade payables	—	4,048	(591)	(56)	3,401	2,280
Current financial liabilities	—	245	(8)	(3)	234	157
Other current liabilities and tax provision for the period	—	3,384	(206)	(325)	2,853	1,913
Trade and other payables	7,432	(7,432)	—	—	—	—

	8,146	2,453	(1,004)	(395)	9,200	6,168

Non-current liabilities held for sale	—	—	2,790	—	2,790	1,872
Current liabilities held for sale	—	—	1,004	—	1,004	673

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	54,928	—	—	(1,454)	53,474	35,855

The following table sets forth Endesa Group pro forma consolidated income statement for the six months ended June 30, 2007.

	ENDESA
	consolidated income	Pro forma adjustments
	statement for the	Reclassifications to		Contribution of		ENDESA pro forma
	six months ended	ENDESA consolidated	Endesa Europe	Renewable Assets	Fully consolidated income	consolidated income
(in millions of Euro)	June 30,2007	income statement	spin-off	business	statement	statement
	(A)	(B)	(C)	(D)	(E)=(A)+(B)+(C)+(D)	(F)=67.05% * (E)
Revenues
Revenues from sales and services	10,054	(26)	(2,109)	(133)	7,786	5,221
Other revenues	319	19	(75)	(2)	261	175

	10,373	(7)	(2,184)	(135)	8,047	5,396
Costs
Raw materials and consumables	—	3,982	(1,338)	(12)	2,632	1,765
Power purchased	2,021	(2,021)	—	—	—	—
Cost of fuel consumed	1,959	(1,959)	—	—	—	—
Services	—	861	(34)	(3)	824	552
Transmission expenses	455	(455)	—	—	—	—
Other variable procurements and services	406	(406)	—	—	—	—
Personnel	840	—	(88)	(6)	746	500
Depreciation, amortization and impairment losses	1,054	—	(173)	(32)	849	569
Other operating expenses	966	—	(109)	(28)	829	556
Capitalized costs	(105)	—	3	2	(100)	(67)

	7,596	2	(1,739)	(79)	5,780	3,875

Net income/(charges) from commodity risk management	—	28	(20)	—	8	5

Operating income	2,777	19	(465)	(56)	2,275	1,526

Financial income	—	277	(3)	(3)	271	182
Financial expense	—	776	(45)	(14)	717	481
Net finance costs	494	(494)	—	—	—	—
Net exchange differences	2	(2)	—	—	—	—
Share of income/(expense) from equity investments accounted for using the equity method	6	—	(6)	30	30	20
Income from other investments	6	(6)	—	—	—	—
Income from asset disposals	10	(10)	—	—	—	—

Income before taxes	2,303	—	(429)	(15)	1,859	1,247

Income taxes	679	—	(145)	(15)	519	348

Income from continuing operations	1,624	—	(284)	—	1,340	899

Income from discontinued operations	—	—	284	—	284	190

Net income for the period	1,624	—	—	—	1,624	1,089

Attributable to minority interests	369	—	—	—	369	248
Attributable to shareholders of the Parent Company	1,255	—	—	—	1,255	841

5.1.2	Notes to the pro forma consolidated balance sheet and pro forma consolidated income statement as of and for the six months ended June 30, 2007
Foreword
Chapter 5 Paragraphs 5.1.1 and 5.1.2 present the pro forma consolidated balance sheet and pro forma consolidated income statement and related notes of Enel Group as of and for the six months ended June 30, 2007 (hereinafter also referred to as “Pro Forma Consolidated Financial Information”).
The Pro Forma Consolidated Financial Information was prepared in accordance with art. 71 of the issuer’s Regulations (Regolamento Emittenti) and in accordance with attachment 3B of CONSOB regulation 11971 of May 14, 1999, as amended and supplemented, in order to illustrate the main effects of the Acquisition of the 67.05% share capital of ENDESA, executed in three tranches: 9.99% on February 27, 2007, 14.98% on June 1, 2007 and the remaining 42.08% through a successful tender offer in Spain and in the United States during a tender offer period between July 30, 2007 and October 1, 2007, closed on October 10, 2007.
The purpose of preparing pro forma financial information is to present to investors, in accordance with the related regulations, the effects of the Acquisition as if it had occurred in the period to which the pro forma information relates. In particular, the pro forma consolidated balance sheet as of June 30, 2007 has been prepared assuming the Acquisition had occurred as of June 30, 2007. The pro forma consolidated income statement for the six months ended June 30, 2007 has been prepared assuming the Acquisition had occurred as of January 1, 2007.
Therefore:
•	in the pro forma consolidated balance sheet as of June 30, 2007, the pro forma adjustments columns illustrate the effects of the Acquisition as if it had taken place on June 30, 2007;

•	in the pro forma consolidated income statement for the six months ended June 30, 2007, the pro forma adjustments columns illustrate the effects of the Acquisition as if it had taken place on January 1, 2007.
In consideration of the different purposes of the pro forma consolidated financial information compared to historical interim financial information and the different methods of calculation used in the pro forma consolidated balance sheet and the pro forma consolidated income statement, the pro forma consolidated balance sheet and the pro forma consolidated income statement should be read and interpreted without comparison between them.
The Pro Forma Consolidated Financial Information is a simulation performed to illustrate retrospectively the effects of the Acquisition. Although the pro forma financial information is prepared, using the methodology approved by CONSOB and reasonable assumptions, limitations exist that are inherent to the nature of pro forma information. The Pro Forma Consolidated Financial Information does not purport to represent what the consolidated balance sheet and income statement would have been if the events set forth above had occurred on the dates assumed.
It should be noted that the Pro Forma Consolidated Financial Information does not attempt to predict or estimate the future results of Enel Group and should not be used for this purpose.
The information contained in this Chapter, is presented in millions of Euro, unless otherwise stated.
Basis of preparation and accounting principles
In accordance with the methodology for preparation of pro forma information as stipulated by CONSOB communication DEM/1052803 of July 5, 2001, the Pro Forma Consolidated Financial Information is

prepared on the basis of the historical financial information derived from the interim consolidated financial statements of Enel Group as of and for the six months ended June 30, 2007 adjusted to reflect the effects of the Acquisition.
Considering the complexity of the Acquisition, the historical Endesa Group interim consolidated financial statements as of and for the six months ended June 30, 2007 have been adjusted to reflect the pro forma adjustments deriving from the Acquisition. The details of Endesa Group pro forma consolidated balance sheet and income statement and the pro forma adjustments are illustrated in Paragraph 5.1.1.1.
As a result of the agreement between Enel and Acciona dated March 26, 2007, Endesa Group is subject to the joint control (in accordance with IAS 31 Interest in Joint Ventures) of Enel and Acciona. In the Pro Forma Consolidated Financial Information the pro forma amounts related to Endesa Group, disclosed in Paragraph 5.1.1.1, were proportionally consolidated on the basis of the 67.05% ownership held by Enel.
The accounting principles used for the preparation of the Pro Forma Consolidated Financial Information are, unless otherwise specified, consistent with those used in the preparation of the interim consolidated financial statements of Enel Group as of and for the six mounths ended June 30, 2007, which have been prepared in accordance with International Financial Reporting Standards endorsed by the European Union (hereinafter also referred to as “IFRS-EU”). Enedsa has also adopted the IFRS-EU to prepare the consolidated financial statements and the interim consolidated financial statements. From a preliminary analysis, there are no substantial differences between the accounting principles adopted by Endesa compared to those adopted by Enel. Additionally, we highlight that in order to consider the different method of classifying certain line items in the financial statements applied by Endesa Group compared to Enel, and with the purpose of providing homogeneous presentation in the pro forma financial information, certain reclassifications have been performed to the Endesa Group pro forma financial information.
In order to have a complete understanding of the Enel Pro Forma Consolidated Financial Information, the Pro Forma Consolidated Financial Information should be read together with the interim consolidated financial statements of Enel as of and for the six months ended June 30, 2007 (subject to limited review by KPMG S.p.A., who issued their report on September 7, 2007) and with the interim consolidated financial statements of Endesa as of and for the six months ended June 30, 2007 (subject to limited review by Deloitte SL, who issued their report on October 10, 2007).
Pro forma adjustments: basis of preparation and determination of the pro forma adjustments included in the Pro forma Consolidated Financial Information
Balance sheet adjustments
Agreement between Enel, Acciona and E.On
The Enel-Acciona Agreement and the E.On Agreement, relating to certain assets belonging to Enel, Acciona and Endesa were subject to the condition that Enel and Acciona acquired the joint control of Endesa through the tender offer. Therefore, the pro forma adjustments consider the accounting effects of these agreements on the pro forma consolidated balance sheet and on the pro forma consolidated income statement as of and for the periods indicated.
In particular, the agreements and the accounting treatment of the related assets in the preparation of the Pro Forma Financial Information is as follows:
•	Assets and liabilities related to the Endesa Group renewable energy business (hereinafter also referred to as “Renewable Assets Business”) will be transferred to Acciona Energia. After the transfer, Acciona Energia will be owned 51% by Acciona (who will exercise control), and 49% by Endesa Group. This investment in Acciona Energia will be accounted for using the equity method. Therefore, these assets, which prior to the transfer were fully consolidated line by line, including investments accounted for using the equity method, amounting to Euro 134 million, in the Endesa interim consolidated financial statements as of and for the six months ended June 30, 2007, have been rectified in the pro forma adjustment column to represent the deconsolidation of Renewable Assets and the accounting of the net assets as an investment in Acciona Energia using the equity method. The equity accounted investment related to Renewable Assets amounts to Euro 340 million. As a result, the pro forma adjustment amounts to Euro 206 million. The effects of this adjustment are illustrated in Paragraph “5.1.1.1 Endesa Group pro forma consolidated balance sheet and income statement as of and for the six months ended June 30, 2007.”
•	Enel, together with Acciona, have undertaken to submit to the consideration of the corporate bodies of Endesa to transfer to E.On, the assets and liabilities directly and indirectly owned by Endesa Group in Italy, France, Poland and Turkey, together with some assets in Spain (hereinafter also referred to as “Endesa Europe Spin-off”) at the fair value, to be determined, of the assets. As the assets and liabilities attributable to Endesa Europe Spin-off were acquired with a view of subsequent disposal, they were accounted for according to IFRS 5 — Non-current assets held for sale and discontinued operations. In accordance with paragraphs 7, 8 and 16 of IFRS 5, assets attributable to Endesa Europe Spin-off have been reclassified as “Non-current assets held for sale” and “Current assets held for sale”, while the liabilities have been reclassified as “Non-current liabilities held for sale” and “Current liabilities held for sale”. As of the date of the preparation of the Pro Forma Consolidated Financial Information, the fair value of the assets and liabilities held for sale is not available. Therefore, assets and liabilities held for sale have been recorded based on the carring amount derived from the Endesa Group interim consolidated financial statements as of and for the six months ended June 30, 2007. It has been assumed that the carring amount of the assets held for sale is lower than their fair value. The effects of this adjustment are illustrated in Paragraph “5.1.1.1 Endesa Group pro forma consolidated balance sheet and income statement as of and for the six months ended June 30, 2007.”

•	Enel, as a result of acquiring joint control of Endesa, is required to sell the investments in Enel Viesgo Generacion S.L., Enel Viesgo Servicios S.L. and Electra De Viesgo Distribucion S.L. together with the investments of these companies, excluding the investments in Enel Union Fenosa Renovables S.A. (hereinafter also referred to as “Viesgo Spin-off”) to E.On at the fair value, to be determined, of the assets. Therefore, the assets and liabilities relating to Viesgo Spin-off have been accounted for in accordance with IFRS 5 — Non-current assets held for sale and discontinued operations. In accordance with paragraphs 7 and 8 of IFRS 5, assets attributable to Viesgo Spin-off have been reclassified as “Non-current assets held for sale” and “Current assets held for sale”, while the liabilities have been reclassified as “Non-current liabilities held for sale” and “Current liabilities held for sale”. As of the date of the preparation of the Pro Forma Consolidated Financial Information, the fair value of the assets and liabilities that will be sold to E.ON is not available. Therefore, the assets and liabilities held for sale relating to Viesgo Spin-off have been recorded based on the carring amount derived from the Enel Group interim consolidated financial statements as of and for the six months ended June 30, 2007. It has been assumed that the carring amount of the assets held for sale is lower than their fair value. For these reasons, the pro forma consolidated balance sheet does not reflect the results that could derive from the disposal of Viesgo Spin-off on ENEL Group shareholders’ equity.

Accounting effects of the acquisition
The table below sets forth the accounting effects of the Acquisition:
(in millions of Euro)

Historical amounts derived from the Enel interim consolidated financial statements as of and for the six months ended June 30, 2007
- Cost of acquisition of 24.97% investment in Endesa		10,457
- Fair value measurement of the 24.97% investment in Endesa		116
- Fees and expenses associated with the acquisition of the 24.97% investment		59

Total adjustment to “Non-current financial assets”	A	10,632

- Put option granted by Enel to Acciona recorded as “Other non-current assets”	B	1,140

Amounts derived from the Acquisition
- Cost of acquisition of 42.08% investment in ENDESA		17,892
- Fees and expenses associated with the acquisition of the 42.08% investment		86

Total	C	17,978
- Elimination of the fair value measurement of the investment in 24.97% of Endesa	D	(116)

Total cost of acquisition of 67.05% investment in Endesa E=A+B+C+D		29,634

- 67.05% of Endesa shareholders’ equity as of June 30, 2007 derived from the pro forma consolidated balance sheet		(7,672)

Initial accounting of goodwill determined provisionally		21,962

The adjustment of Euro 7,782 million to equity attributable to shareholders of Enel Group, related to the elimination of Euro 7,672 million from the equity attributable to shareholders of the Group in the Endesa Group pro forma consolidated balance sheet and Euro 110 million representing the reversal of the fair value measurement reserve relating to 24.97% investment in Endesa as of June 30, 2007 (net of tax effects amounting to Euro 6 million).
As of the date of the preparation of the Pro Forma Consolidated Financial Information, the fair value of the assets acquired and liabilities assumed, including the potential liabilities and consolidated shareholders’ equity of Endesa Group, is not available. For this reason, the assets acquired and the liabilities assumed have been recorded at carring amount derived from the Endesa Group historical interim consolidated financial statements as of and for the six months ended June 30, 2007. In accordance with paragraph 62 of IFRS 3, the difference between the total cost of acquisition of 67.05% investment in Endes and 67.05% of Endesa consolidated shareholders’ equity derived from the pro forma consolidated balance sheet, has been initially accounted as goodwill determined provisionally, within “intangible assets”.
In order to finance the investment of 67.05% in Endesa, Enel entered into borrowings amounting to Euro 28,485 million, of which: Euro 10,372 million related to the acquisition of the first two tranches (24.97% investment in Endesa). This financing was already reflected in the ENEL interim consolidated balance sheet as of June 30, 2007. An amount of Euro 18,113 million was drawn down in relation to the acquisition of the 42.08% investment in Endesa. This amount included Euro 17,978 million relating to the cost of the acquisition and Euro 135 million relating to fees and expenses associated with the financing This adjustment of Euro 17,978 million has been reflected in the pro forma consolidated balance sheet as “long-term loans” amounting to Euro 15,699 million and “short-term loans” amounting to Euro 2,279 million.
Reclassifications of the Endesa consolidated balance sheet as of June 30, 2007
Endesa Group and Enel apply different methods of classifying certain balance sheet line items. In order to present a homogeneous presentation in the pro forma consolidated balance sheet, certain reclassifications of the Endesa Group balance sheet line items have been performed. The main reclassifications are as follows:
•	“goodwill” amounting to Euro 4,021 million as of June 30, 2007, was reclassified as “intangible assets”;

•	“trade and other receivables” amounting to Euro 6,223 million as of June 30, 2007, was reclassified as “trade receivables” amounting to Euro 3,751 million, “tax receivables” amounting to Euro 1,034 million and “other current assets” amounting to Euro 1,438 million;

•	“long-term loans” amounting to Euro 3,470 million as of June 30, 2007, was reclassified as “non-current financial liabilities” amounting to Euro 1,017 million, “short-term loans” amounting to Euro 1,773 million, “current portion of long-term loans” amounting to Euro 435 million and “current financial liabilities” amounting to Euro 245 million;

•	“long-term provisions” amounting to Euro 4,322 million as of June 30, 2007, was reclassified as “provisions for risks and charges” amounting to Euro 3,492 million and “post-employment and other employee benefits” amounting to Euro 830 million;

•	“deferred income” amounting to Euro 2,661 million as of June 30, 2007 and “other non-current payables” amounting to Euro 964 million as of June 30, 2007 were totally reclassified as “other non-current liabilities”;

•	“trade and other payables” amounting to Euro 7,432 million was reclassified as “other current liabilities and tax provision for the period” amounting to Euro 3,384 million and “trade payables” amounting to Euro 4,048 million.
These reclassifications had no effect on the Endesa Group consolidated shareholders’ equity as of June 30, 2007.
Consolidated income statement adjustments
Accounting effects of the Acquisition
The column Acquisition reflects the pro forma adjustments related to the Acquisition.
The adjustment to “financial income” amounting to Euro 460 million related to the elimination of Euro 301 million of dividends declared by Endesa relating to the investment of 24.97% held by Enel in the six months ended June 30, 2007, the elimination of Euro 144 million of financial income from exercising the call option for physical delivery contained in the equity swaps as part of the purchase of 14.98% stake in Endesa and the elimination of Euro 15 million of other financial income related to the Acquisition.
The adjustment to “financial expense” amounting to Euro 545 million mainly included the elimination of Euro 142 million of financial expense related to financing for the acquisition of 24.97% investment in Endesa which had been recorded in the Enel interim consolidated financial statements as of and for the six months ended June 30, 2007, and the recognition of estimated financial expenses of Euro 742 million related to the Acquisition, together with the elimination of Euro 55 million of other financial expense related to the Acquisition.
The adjustment to “income taxes” related to the tax effects of the above adjustments.

Reclassifications of the Endesa Group consolidated income statement for the six months ended June 30, 2007
Endesa Group and Enel apply different methods of classifying certain income statement line items. In line with the balance sheet adjustments, in order to present a homogeneous presentation in the pro forma consolidated income statement certain reclassifications have been performed. The main reclassifications are as follows:
•	“power purchased” amounting to Euro 2,021 million and “cost of fuel consumed” amounting to Euro 1,959 million were totally reclassified as “raw materials and consumables”;

•	“transmission expenses” amounting to Euro 455 million and “other variable procurements and services” amounting to Euro 406 million were totally reclassified as “services”.
Other minor reclassifications have been performed to reflect the presentation of the Enel income statement.
These reclassifications had no effect on the Endesa Group net income for the six months ended June 30, 2007.
Endesa Europe Spin-off
In accordance with the accounting treatment described in “Balance Sheet Adjustments”, the net result arising from the income statement items attributable to Endesa Europe Spin-off, has been reclassified as “income from discontinued operations” amounting to Euro 284 million.
The effects of this adjustment are illustrated in Paragraph “5.1.1.1 Endesa Group pro forma consolidated balance sheet and income statement as of and for the six months ended June 30, 2007.”
This adjustment had no effect on the Endesa consolidated net income for the six months ended June 30, 2007.
Contribution of Renewable Assets business
In accordance with the accounting treatment described in “Balance Sheet Adjustments”, the income statement attributable to the Renewable Assets business (including “share of income / (expense) from equity investments accounted for using the equity method” amounting to Euro 6 million from the Endesa interim consolidated income statement), were reclassified as “share of income/(expense) from equity investments accounted for using the equity method.” It has been assumed that, following the contribution of the assets, 49% of the net income of Acciona Energia for the six months ended June 30, 2007, was equal to 100% of the Renewable Assets business net income for the six months ended June 30, 2007, which amounted to Euro 36 million. Consequently, the pro forma adjustment amounted to Euro 30 million. The effects of these adjustments are illustrated in Paragraph “5.1.1.1 Endesa Group pro forma consolidated balance sheet and income statement as of and for the six months ended June 30, 2007.”
These adjustments had no effect on the consolidated net income of Endesa for the six months ended June 30, 2007.
5.2	Pro forma ratios of the company
5.2.1	Historical and pro forma consolidated ratios as of and for the six months ended June 30, 2007
The following table sets forth the historical information of Enel Group and pro forma consolidated ratios:

	ENEL Group
(in millions of Euro, unless otherwise stated)	Historical	Pro forma

Net income for the period	2,048	2,458

Attributable to minority interests	66	314
Attributable to shareholders of the Parent Company	1,982	2,144

Average number of ordinary shares for the period (no.)	6,246,504,678	6,246,504,678

Earnings per share — basic and diluted (in Euro)	0.33	0.39
Earnings per share from continuing operations — basic and diluted (in Euro)	0.33	0.36
Earnings per share from discontinued operations — basic and diluted (in Euro)	—	0.03

Cash flow per share (*)	0.54	0.66

(*)     Cash flow per share was calculated as net income for the period plus depreciation, amortization and impairment losses, minus income from discontinued operations and share of income/(expense) from equity investments accounted for using the equity method divided by the average number of ordinary shares for the period
5.3	Auditors’ report on the pro forma financial information
The auditors’ report on the Enel pro forma consolidated financial information as of and for the six months ended June 30, 2007 is reported in Schedule A.
6.	Future prospectives of the issuer and the group to which the issuer belongs
6.1	General indications on the trend of the business of the issuer after the end of the financial year to which the most recently published report refers
The operational management of the Enel Group in the third quarter of 2007 features a market scenario which confirms the trend for the first six months of the year, showing that the demand for electricity in Italy is materially in line with the demand in the previous financial year and that national production is decreasing while there is a significant increase of net imports.
As regards such scenario, the generation of the Enel Group in Italy as of the end of September confirms that there has been a reduction compared to the same period of 2006, mostly as a result of increased imports.
The Italian electricity sales of the Enel Group in the first nine months are materially aligned with those of made in the same period of 2006 and confirm the reduction of the volumes sold to the customers under the “increased protection regime” and the “safeguard regime” as a consequence of the gradual opening of the market, which has indeed resulted in an increase of free market sales.
The electricity volumes distributed by the Enel Group in Italy, which represent approximately 80% of the domestic market, are in line with the figures of the first nine months of 2006 and the trend of the country’s demand for electricity.
Enel Group’s electricity generation abroad, as of the end of September 2007, has continued to show a strong increase compared to the previous financial year, mainly by virtue of the consolidation of Slovenske elektrarne and the electricity generated by the plants purchased in Brazil and Panama. Foreign sales also confirm these growth trends, continuing to benefit of the input of the Russian company RusEnergoSbyt, consolidated as of the end of June 2006.

The activities established by the Enel Group also in preparation of such market scenario confirm, as of the end of September 2007, the growth of the operational results which benefit in particular of the contribution of international activities and the effectiveness of programs of activity in the various sectors.
6.2	Information relating to the results to be reasonably expected in the current financial year
With the completion of Enel’s acquisition, indirectly through its subsidiary EEE, of approximately 67.05% of the share capital of Endesa and the strengthening of the position in Russia, through the acquisition of an interest in the generation company OGK-5 (with future plans of acquisition of control), Enel has basically completed its international expansion and has thereby turned into a multi-national company in the energy sector.
It is expected that the operational cash flows generated by the companies acquired and the Enel Group in its entirety will provide the necessary resources to face the financial commitments connected with said transactions, as well as to comply with the dividends’ policy disclosed to the markets. Moreover, Enel has started interventions aimed at optimising the financial sources for the redefinition of the indebtedness and namely has approved the execution of a facility line of the overall amount of Euro 35 billion for the full coverage of the costs connected with the Acquisition (in this respect reference should be made in more detail to Section 2, Paragraph 2.1.3).
For the refinancing of such transaction, Enel has thereafter decided to extend the GMTN Programme, increasing its amount from Euro 10 billion to Euro 25 billion and in the framework of such GMTN Programme it has issued bonds for a value of approximately Euro 7.7 billion. Following such issuances and the outcome of the Offer, Enel has lowered the amount of said facility line from Euro 35 billion to Euro 23 billion.
Moreover, the programme aimed at achieving operational excellence and growth in the Italian free market continues, as well as the investment plans in the research and renewable sources sectors. It is expected that the new international dimension and all the planned activities in the different areas will generate positive effects as early as 2007. The financial results of 2007 are expected to be better than those of the previous financial year.

7.	Schedules
Schedule A — Examination report on the pro forma consolidated balance sheet and pro forma consolidated income statement of Enel S.p.A. as of and for the six months ended June 30, 2007
To the board of directors of
Enel S.p.A.
1	We have examined the pro forma consolidated balance sheet, pro forma consolidated income statement and notes thereto of Enel S.p.A. as of and for the six months ended June 30, 2007.

These pro forma consolidated financial statements are derived from the interim consolidated financial statements of Enel Group as of and for the six months ended June 30, 2007, the interim consolidated financial statements of Endesa Group as of and for the six months ended June 30, 2007 and the pro forma adjustments made thereto which we have examined.

We reviewed the interim consolidated financial statements of Enel Group at June 30, 2007 and issued our review report thereon dated September 7, 2007. Deloitte S.L. reviewed the interim consolidated financial statements of Endesa Group at June 30, 2007 and issued their review report thereon dated October 10, 2007.

The reviews of the interim consolidated financial statements of Enel Group and Endesa Group at June 30, 2007 consisted primarily of the collection of information relating to the financial statements captions and the consistency of application of the accounting policies through discussions with company management and analytical procedures applied to the financial data presented. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than an audit performed in accordance with generally accepted auditing standards. As a consequence, neither we nor Deloitte S.L. expressed an audit opinion on the interim consolidated financial statements mentioned above.

The pro forma consolidated financial statements have been prepared based on the assumptions disclosed in the notes thereto, in order to reflect on a retroactive basis the effects of the acquisition by Enel S.p.A., indirectly though its subsidiary Enel Energy Europe S.r.l., of joint control of Endesa S.A., which occurred in different tranches: 9.99% on February 27, 2007, 14.98% on June 1, 2007, and the remaining 42.08% through a mandatory joint takeover bid which concluded on October 1, 2007 (the “Acquisition Transaction”).

2	The pro forma consolidated balance sheet, pro forma consolidated income statement and notes thereto as of and for the six months ended June 30, 2007 have been prepared for the purposes of their inclusion in the Prospectus drawn up pursuant to article 71

The pro forma consolidated balance sheet and pro forma consolidated income statement have been prepared with the objective of showing the effects, stated in accordance with accounting policies consistent with those applied in the past and in compliance with relevant legislation, on the Enel Group’s financial position of the Acquisition Transaction, as if it had occurred on June 30, 2007 and, with respect to results of operations only, the effects of the above-mentioned transaction as if it had occurred on January 1, 2007. Had the Acquisition Transaction actually occurred on such date, the outcome may not necessarily have been that presented.

The pro forma consolidated financial statements are the responsibility of the parent’s directors. Our responsibility is to express an opinion on the reasonableness of the assumptions made and the approach adopted by directors in preparing these pro forma consolidated financial statements as well as on the correctness of the accounting policies adopted.

3	Our examination was conducted in accordance with the standards recommended by Consob in Communication no. DEM/1061609 dated August 9, 2001 which regulates the examination of pro forma financial information. We have carried out all the procedures which we have deemed to be necessary for the purposes of our engagement.

4	Based on our examination, nothing has come to our attention which leads us to believe that the basic assumptions made by the directors of Enel S.p.A. in preparing the pro forma balance sheet, pro forma income statement and notes thereto as of and for the six months ended June 30, 2007, in order to reflect on a retroactive basis the effects of Acquisition Transaction referred to in paragraph 1, are not reasonable, that the approach adopted has not been correctly applied for the disclosure purposes described above and that the accounting policies applied in preparing the above pro forma financial statements are not correct.
Rome, October 25, 2007
KPMG S.p.A.
(Signed on the original)
Bruno Mastrangelo
Director of Audit
Schedule B — Declaration of the Manager responsible of the preparation of the corporate accounting documents pursuant to Art. 154-bis, paragraph 2, of the Financial Services Act
The manager responsible of the preparation of the corporate accounting documents of Enel, Mr. Luigi Ferraris, declares, pursuant to Art. 154-bis, paragraph 2 of the Financial Services Act (approved with Legislative Decree no. 58 of 24 February 1998, as thereafter amended and supplemented), that the accounting information included in this Information Document corresponds to records, books and accounts.

Notice relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.
Declarer: Conti Fulvio	Title: Chief Executive Officer and General Manager — Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount paid/
		Financial				received in
Date	Transaction [1]	instrument [2]	ISIN code	Quantity	Unit price	the transaction	Source [3]

November 16, 2007	V	AZO Enel	IT0003128367	262,477	€8.2179	€2,157,009.74	MERC-SO (strike price:
							€6.426)

Sub-TOTAL (A) [4]						€2,157,009.74

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

					Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction [5]	instrument [6]	Type of right [7]	ISIN code	instrument [8]	Qty	Unit price	Amount	Qty	Unit price	Amount	Features [9]

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B) [10]											0

TOTAL (A) + (B)											€2,157,009.74

1 Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
X = Exchange.
2 Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preference shares;
AZR = saving shares;
OBCV = convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares;
EQV = other financial instruments, equivalent or representative of shares.
Also indicate the company that issued the financial instrument involved in the transaction.
3 Indicate the origin of the transaction:
MERC-IT = transaction over Italian regulated market;
MERC-ES = transaction over foreign regulated markets;
FMERC = off-market transaction and blocks;
CONV = conversion of convertible bonds or exchange of debt financial instruments for shares;
MERC-SO = transaction over regulated market concurrent to exercise of stock option — stock grant;
ESE-DE = exercise of derivatives or settlement of other derivatives (future, swap);
ESE-DI = exercise of rights (warrant/covered warrant/securitised derivatives/rights).
4 Indicate the total amount of the transactions listed in the form.
5 Indicate the type of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.
6 Indicate the type of financial instrument involved in the transaction:
W = warrant;
OBW = bond cum warrant;
SD = securitised derivative;
OPZ = option;
FUT = future contract;
FW = forward contract;
OS = structured bond;
SW = swap;
DIR = rights.
7 Indicate the category of derivative financial instrument involved in the transaction (only for options):
CE = call European style;
PE = put European style;
CA = call American style;
PA = put American style;
O = other, in which case specify.
8 Indicate the underlying financial instrument (share).
9 Indicate the main conditions characterizing the financial instrument involved in the transaction (including at least: strike price, exercise ratio and expiry date).
10 Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: November 22, 2007